Exhibit 99.1

Westport Innovations Inc. Information for Shareholders	Annual and Special Meeting of Shareholders:

April 11, 2013
Management Information Circular
Dated February 28, 2013

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	N-1
SOLICITATION OF PROXIES	1
VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES	2
COMPENSATION OF EXECUTIVE OFFICERS	3
PERFORMANCE GRAPH	18
EQUITY COMPENSATION PLAN INFORMATION	18
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	31
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	31
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	31
RECEIPT OF 2012 FINANCIAL STATEMENTS	31
ELECTION OF DIRECTORS	32
APPOINTMENT OF AUDITORS	37
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	37
OTHER MATTERS TO BE ACTED UPON	52
ADDITIONAL INFORMATION	53
SCHEDULE "A" BOARD OF DIRECTORS' CHARTER	A-1

 i-

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, APRIL 11, 2013

TO SHAREHOLDERS OF WESTPORT INNOVATIONS INC.

Notice is hereby given that the Annual and Special Meeting (the "Meeting") of Shareholders of Westport Innovations Inc. ("Westport") will be held at the Pan Pacific Vancouver Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, April 11, 2013 at 2:00 p.m. (Pacific time).  The purpose of the Meeting is to consider, and to take action with respect to, the following matters:

1.	The receipt of the audited consolidated financial statements of Westport for the year ended December 31, 2012, together with the auditors' report on those statements;

2.	The election of directors of Westport for the next year;

3.	To approve the amendment of the Corporation's Omnibus Incentive Plan to increase the number of awards available for grant thereunder, all as further set out in the Circular, as defined below;

4.	The appointment of auditors for Westport for the next year and the authorization of the directors to fix their remuneration; and

5.	The transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments of the Meeting.

Shareholders are referred to the accompanying management information circular dated February 28, 2013 (the "Circular") for more detailed information with respect to the matters to be considered at the Meeting.

Individuals, corporations or other persons directly registered with Computershare Trust Company of Canada ("Computershare") as Shareholders of Westport on February 28, 2013 ("Registered Owners") may attend the Meeting in person and vote.  Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on February 28, 2013 ("Beneficial Owners") who wish to attend the Meeting and vote should enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker's agent) and return that proxy to their broker (or the broker's agent) in accordance with the instructions provided by their broker (or agent), well in advance of the Meeting.  Registered and Beneficial Owners who do not wish to attend the Meeting or to vote their Common Shares in person may be represented by proxy.  A person appointed as proxyholder does not need to be a shareholder of Westport.  Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying registered instrument of proxy (the "Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular.  For Registered Owners, the Proxy, or form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (fax numbers: 1-888-249-7775 toll free North America, or 1-416-263-9524 international not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof.  Registered owners may also vote by telephone or over the internet as described in the accompanying Proxy.  For Beneficial Owners, the instrument of proxy provided by your broker (or the broker's agent)  can be mailed to Broadridge Financial Solutions, Inc. ("Broadridge") at the address set forth on such instrument of proxy or, alternatively, a Beneficial Owner can either call Broadridge's toll-free telephone line to vote, or access Broadridge's dedicated voting website at www.proxyvote.com.

 N-1

Only persons registered as holders of Common Shares on the records of Westport as of the close of business on February 28, 2013, are entitled to receive notice of the Meeting.

Dated as of the 28th day of February, 2013.

By the order of the Board of Directors

(Signed) William (Bill) E. Larkin

William (Bill) E. Larkin Chief Financial Officer

N-2

SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Westport Innovations Inc. ("Westport" or the "Corporation") of proxies to be used at the Annual and Special Meeting (the "Meeting") of the holders ("Shareholders") of Common Shares ("Common Shares") of Westport.  This Meeting is to be held at the Pan Pacific Vancouver Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, April 11, 2013 at 2:00 p.m. (Pacific time).  for the purposes set forth in the accompanying notice of Meeting (the "Notice").  Solicitation of proxies will be primarily by mail but may also be by way of telephone, facsimile or oral communication by the directors, officers, or regular employees of Westport, at no additional compensation to them.  The costs of the solicitation of proxies will be borne by Westport.

Appointment of Proxyholders and Revocation of Proxies

An Instrument of Proxy (the "Proxy") accompanies this Circular, the persons named in it are an officer of Westport and Westport's external legal counsel, who is expected to act as secretary for purposes of the Meeting.  A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent him or her at the Meeting.  To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of his or her appointee in the blank space provided.  Alternatively, a Shareholder may complete a Proxy in an appropriate written form of his or her own choosing ("Alternative Form of Proxy").  The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: 1-888-249-7775 toll free North America, or 1-416-263-9524 international) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.

A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by his or her duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation.  The document must be deposited either: (i) at the registered office of Westport (being Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting at which the Proxy or Alternative Form of Proxy is to be used; or (ii) with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting.  In addition, a Proxy or Alternative Form of Proxy may be revoked: (i) by the Shareholder personally attending at the Meeting and voting the securities represented by the Proxy, or if the Shareholder is a corporation by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or (ii) in any other manner permitted by law.

Exercise of Discretion by Proxyholders

The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them.  In the absence of such specification, the Proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; (ii) the appointment of auditors, as set forth in this Circular, at such remuneration as may be determined by the board of directors of Westport (the "Board of Directors"); and (iii) the amendment of Westport's Omnibus Incentive Plan, as set forth in this Circular.  The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting.  As of the date of this Circular, the management of Westport knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

Signing of Proxy

A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate his or her capacity (following his or her signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport or Computershare).

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

As at February 28, 2013, there were 55,300,354 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders.  Only persons registered as Shareholders on the books of Westport maintained by Computershare ("Registered Shareholders") as of the close of business on February 28, 2013 (the "Record Date") are entitled to receive notice of and to vote at the Meeting.  Shareholders who do not hold Common Shares in their own name on the records of Westport are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares" immediately below for details regarding how they may exercise voting rights.  Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than 10 days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have his or her name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name.  Shareholders who do not hold Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Westport as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's own name on the records of Westport.  Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions.  If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure their Common Shares are voted at the Meeting.  In certain cases, the form of proxy supplied to a Beneficial Shareholder by his or her broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge.  Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions.  Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.

Beneficial Shareholders fall into two categories - those who object to their identity being made known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs").  Subject to the provisions of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.  Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBO.

These proxy-related materials are being sent to both registered and non-registered owners of Common Shares.  Non-registered owners of Common Shares will receive these proxy-related materials indirectly, through Broadridge.  Westport is not relying on the notice-and-access provisions of NI 54-101.

Westport's OBOs can expect to receive their materials related to the meeting from Broadridge or their brokers or their broker's agents as set out above.  If a reporting issuer does not intend to pay for an intermediary to deliver materials to OBOs, OBOs will not receive the materials unless their intermediary assumes the cost of delivery.  Westport intends to pay for intermediaries to deliver the proxy-related materials to Westport's OBOs.

Principal Holders of Common Shares

As at February 28, 2013, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable Descendents Trust maintains direct or indirect control or direction over 9,848,559 common shares, representing approximately 17.8% of the issued and outstanding Common Shares.

To the knowledge of the directors and senior officers of Westport, as of the effective date of this Circular, there are no other persons who beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding Common Shares.

COMPENSATION OF EXECUTIVE OFFICERS

This section of the Circular contains a discussion and analysis that is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow.  Our goal is to provide a better understanding of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for the year ended December 31, 2012 ("Fiscal 2012").

Compensation Discussion and Analysis

The following discussion is with respect to our Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated employees, other than the Chief Executive Officer and Chief Financial Officer (collectively, the "Named Executive Officers"), as listed below:

David Demers, Chief Executive Officer
William (Bill) Larkin, Chief Financial Officer
Ian Scott, Executive Vice President
Nicholas Sonntag, Executive Vice President and President, Westport Asia
Elaine Wong, Executive Vice President

Objectives of Our Executive Compensation Program

The Human Resources and Compensation Committee (the "HRC Committee") of the board of directors of Westport (the "Board of Directors" or the "Board") is responsible for recommending compensation policy for the Corporation and specifically reviews compensation for each of the Named Executive Officers.  Westport compensation programs reflect the need to attract and retain highly qualified individuals to lead Westport's ambitious growth strategy and also to provide a strong linkage to performance, where both short-term and long-term interests can be considered.  Although compensation inevitably involves complex tradeoffs, we look to three guiding principles:

1.	Compensation needs to be fair to the individual and reflect "market value" for comparable positions of responsibility in similar companies;

2.
Compensation will include both guaranteed levels (paid as salary) as well as performance based elements (annual bonus) and long-term performance incentives (typically equity grants earned through retention and performance).  Westport’s annual bonus plan is designed to ensure that it tracks to the individual and corporate performance levels achieved and therefore annual bonus amounts may be higher or lower depending on the results in any given year;

3.
Performance elements should be linked to the long-term interest of shareholders, and executives should be primarily motivated to create long-term appreciation in the Corporation's share price through achievement of Westport's strategic plan.

Determination of Compensation

The HRC Committee supports the Board of Directors in its oversight responsibilities related to executive compensation.  The HRC Committee is responsible for, among other things, administering Westport's executive compensation program and long-term incentive plans and reviewing employee incentive and benefit programs.  The HRC Committee is also responsible for evaluating the Chief Executive Officer succession planning process, working with the Board of Directors on setting the authority and accountability of the Chief Executive Officer and for establishing metrics to measure the Chief Executive Officer's performance.  The HRC Committee is additionally responsible for determining the Chief Executive Officer's compensation and presenting the compensation of the other members of the senior management team to the Board of Directors for approval.

In Fiscal 2012, the HRC Committee conducted a comprehensive review of Westport's executive compensation program with the assistance of independent outside consultants Frederic W. Cook & Co., Inc. ("Frederic W. Cook") who provided independent compensation analysis and advice specifically related to the compensation of the Chief Executive Officer, Chief Financial Officer and Executive Vice Presidents, as well as other executives through an external comparator analysis including assessment of pay levels and mix of compensation.

The Corporation's main reference market for purpose of comparative analysis and benchmarking executive compensation includes publicly listed alternative power and energy technology companies of comparable size, complexity and/or market capitalization (the "Comparator Group").  The Comparator Group is periodically reviewed and updated with regard to Westport's current business and during Fiscal 2012 included: Amerigon Inc. (now Gentherm Inc.), Ballard Power Systems Inc., Capstone Turbine Inc., Clean Energy Fuels Corp., Fuel Systems Solutions Inc., Fuel Tech Inc., Gentex Corp., and PMFG, Inc., among others.  The Comparator Group was revised effective January 2013 and currently includes high growth companies such as: Clean Energy Fuels Corp., Exl Service Holdings Inc., IPG Photonics Corporation, Pegasystems Inc., Microsemi Corporation, Power Integrations Inc., Rovi Corporation, and Tesla Motors, Inc., among others. The Comparator Group was selected based on recommendations made by Frederic W. Cook, Westport's independent outside consultants.

The HRC Committee and the Board of Directors have designed Westport's executive compensation plan to align rewards for executives with rewards investors achieve over market cycles.  It is in the direct interest of investors of the Corporation to reward these key people according to how they drive results.

The HRC Committee has considered the implications of any risks associated with Westport's compensation policies and practices and does not believe any material adverse risks are posed by any of Westport's incentive programs and policies based on reviews provided by management and Frederic W. Cook, Westport's independent consultant.  On an annual basis the HRC Committee and its independent consultant reviews Westport's compensation policies and practices with a view to ensuring they remain appropriate and do not carry undue risks.

Named Executive Officers and directors are permitted to purchase financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Elements of Fiscal 2012 Executive Compensation Program

Westport's executive compensation plan includes base salary, an annual performance bonus (paid in cash) and a long-term, equity-based program to encourage the long-term development of shareholder value consistent with Westport's strategic plan.  The Corporation's executives participate in the company-wide employee benefit programs such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the Corporation's matching of registered retirement savings plan ("RRSP") contributions.  These programs are offered to all employees.  Westport offers an additional executive health and wellness benefit to its executives.  The Corporation does not offer a defined benefit pension plan to its executives.

Determination of Amount for Each Element of Compensation

Base Salary

Salary guidelines and salary adjustments for our executive officers were designed to recognize market compensation trends, acknowledge competencies and skills of individuals, and reward individual contribution as well as match the expected market value of senior executives based on executive experience and qualifications to Comparator Group levels.

The HRC Committee provides recommendations to the Board of Directors with respect to salary guidelines for the executive management team, other than the Chief Executive Officer, as follows:

•	The Chief Executive Officer's base salary is determined by the HRC Committee.

•
The Chief Financial Officer's and the Executive Vice Presidents' base salaries are recommended to the Board of Directors by the HRC Committee based on proposals made by the Chief Executive Officer and consideration of other factors.

•	The base salaries for the senior management are at the discretion of the Chief Executive Officer and reviewed by the HRC Committee.

Annual Incentive Bonus

The Corporation provides an annual bonus for achievement of performance metrics relative to the annual budget and business plan.  Bonuses are paid in cash.  Although annual bonus metrics are typically numerically measured, the Board of Directors nevertheless reserves the right to adjust bonuses upward or downward or withdraw bonuses at its discretion.

Each Named Executive Officer's Fiscal 2012 bonus was based on a mix of metrics.  The Named Executive Officers have a blend of corporate and individual performance metrics as shown in the table below.

	Target Annual Incentive % of Base Salary Linked to Corporate Metrics (a)	Target Annual Incentive % of Base Salary Linked to Individual Area of Responsibility (b)	Total Annual Incentive Target % of Base Salary (c)=(a)+(b)
David Demers(1) Chief Executive Officer	100%	50%	0 - 150%
William (Bill) Larkin Chief Financial Officer	30%	20%	50%
Ian Scott Executive Vice President	20%	30%	50%
Nicholas Sonntag Executive Vice President and President, Westport Asia	20%	30%	50%
Elaine Wong Executive Vice President	20%	30%	50%
Note:

(1)	Mr. Demers' maximum annual bonus payout factor is 150% of base salary.

Annual incentive award amounts for each Named Executive Officer are described in the notes section of the Fiscal 2012 Summary Compensation Table below.

Fiscal 2012 Corporate Performance Factor

For those Named Executive Officers who had annual bonuses with components linked to corporate performance, the Fiscal 2012 performance factor was calculated as the weighted average of three specific metrics that, in the opinion of the HRC Committee, represent a useful subset of the many competing interests that the management team must balance.  These three metrics are consolidated revenue growth over the previous year (because Westport's strategic plan calls for strong growth over several years), adjusted cash flow from operations (because Westport’s view is that growth needs to come at a measured pace of investment and be tightly managed), and relative share price performance compared to a broader index.  Each metric is assigned a range of targeted outcomes, such that below a certain performance level the contribution of that metric to the overall corporate performance metric is zero.  The range of targeted outcomes is also capped at a 2.0 contribution level.

The annual bonus amount based on the corporate performance factor for each participating individual is calculated by using the following formula:

(annual base salary) x (target corporate bonus percentage) x (corporate performance factor)

The Chief Executive Officer's annual bonus for Fiscal 2012 was determined by the corporate performance factor, the combined performance of three of Westport's key business units (being Cummins Westport Inc., Westport LD and Westport HD, as they existed for the majority of 2012) plus two key corporate functions (Corporate Development and Corporate Strategy) and the achievement of personal metrics relating to organizational development and customer/partner satisfaction.  During the fourth quarter of 2012, Westport created new internal reporting alignments to accommodate the variety in product, system and service solutions provided by Westport.  Internal operating segments following the realignment include: Westport Applied Technologies, Westport On-Road Systems, Westport Off-Road Systems, Cummins Westport, Weichai Westport, and Corporate.  For a full discussion of the annual incentive compensation for our Chief Executive Officer, see the section of this Circular entitled "Chief Executive Officer Compensation" below.  For executives with both corporate and individual performance targets, each of the corporate and individual bonuses are calculated separately.  The total annual bonus is the sum of the two bonus amounts.

The following table summarizes the outcome of the Fiscal 2012 corporate performance goals:

Goal	Weighting	Achievement	Weighted Result (Target Achieved)
Consolidated Revenue Growth(1)	1/3
The Corporation had an increase in consolidated revenue of approximately 33.7% in Fiscal 2012 over the previous fiscal year compared to a target of 25.0% consolidated revenue growth.  This resulted in a performance factor of 1.25.

0.42 (1.25)
Adjusted Cash Flow from Operations(1)	1/3	Adjusted cash flow from operations targeted bonus metrics were established in line with targeted revenue growth. This resulted in a performance factor of nil.	0.0 (0.0)
Relative Share Performance	1/3
Relative share performance is determined by comparison of performance targets against a Synthetic Clean Tech index of our Comparator Group.  The Westport relative share price performance exceeded the Synthetic Clean Tech index above the maximum target with strong performance throughout the year and significant analyst support for our business plan.  This resulted in a performance factor of 2.0

0.66 (2.0)
TOTAL	1.00		1.08

Notes:

(1)	Corporate performance goals for Consolidated Revenue Growth and Adjusted Cash Flow from Operations are calculated inclusive of 100% of Cummins Westport Inc. on a consolidated reporting basis.

Individual Performance Factor

Individual performance factors for Named Executive Officers other than the Chief Executive Officer are established by the Chief Executive Officer and are reviewed by the HRC Committee.  Individual performance factors are determined with reference to achievement against individual goals within each person's area of management responsibility.  Individual factors also result in a performance factor range of 0.0 to 2.0, with the target performance factor set to 1.0.  The individual performance incentives are then calculated by use of the following formula: (annual base salary) x (target individual bonus percentage) x (individual performance factor).  Fiscal 2012 individual performance factors ranged from 0.60 to 1.70 for Named Executive Officers.

Long-Term Incentives ("LTI Program")

Many companies offer pension plans or other long-term programs funded by the issuer as part of the overall compensation packages.  Instead, Westport has chosen to directly tie executive long-term compensation to shareholder value by offering Westport equity participation, including grants under Westport's Omnibus Incentive Plan (the "Westport Omnibus Plan"), tied to time and performance vesting criteria to provide both retentive as well as performance incentives.  Long-Term Incentive ("LTI") performance share awards vest over several years according to a mix of Westport's absolute share price performance and relative to the share price of companies in the Comparator Group.  The intent of the program is to establish a meaningful equity stake in the Corporation over time that will reward long-term shareholder value appreciation as well as shrink with value reduction.  The LTI Program is developed with the assistance of outside consultants and is meant to be comparable in potential value to long-term incentive and pension programs offered by companies in the Comparator Group.  The HRC Committee reviews compensation of Westport's executive officers periodically and based on such review and the assistance of outside consultants makes recommendations as to the grant of option or unit awards for individuals other than the Chief Executive Officer to the Board of Directors.  The Board of Directors then receives such recommendation and determines whether or not to approve, or alternatively, to amend such recommended grant.  Previous grants of options and awards under the Westport Omnibus Plan are also considered by the HRC Committee and the Board of Directors in determining new grants.

LTI Program awards typically vest over several years.  If awards do not meet the prescribed vesting criteria, they are forfeited.

The Board of Directors may also from time to time grant equity-based long-term compensation retention awards to any employee and management based on performance and future contribution expectations.  These include contract signing and completion awards as well as ongoing performance incentives and retention awards.  All such awards typically vest over specific periods and may not vest if performance criteria have not been met.  Unvested awards are forfeited.

Investors should understand that the values recorded in the following disclosure tables do not necessarily reflect actual compensation received by the individual listed.  Equity instruments such as stock options and share units are valued according to complex accounting models and expensed in accordance with prescribed principles of estimating the potential future value and are expensed in our consolidated statement of operations over the vesting period.  These grants may in fact never vest, resulting in zero compensation, or may result in significantly different (higher or lower) actual compensation, depending on future performance factors that are unpredictable.

Chief Executive Officer Compensation

Mr. Demers' target annual incentive bonus for Fiscal 2012 was 150% of his base salary as at December 31, 2012 and was tied to the corporate and individual performance results and achievements as outlined in the previous discussion of Fiscal 2012 corporate and individual performance factors.  Mr. Demers attained the maximum bonus payable of 150% of his salary, or $975,000, to be paid in the year ended December 31, 2013.

Fiscal 2012 Summary Compensation Table

The following table and notes thereto set out information concerning the compensation earned or awarded to the Named Executive Officers in the fiscal year ended December 31, 2012.  The compensation reflected for the year ended December 31, 2011 below represents compensation during the period April 1, 2011 to December 31, 2011 due to the change in Westport's fiscal year end.

There are no pension plans in the Corporation; therefore, the pension contribution is nil for the Named Executive Officers.

Name and Principal Position	Year ended(9)	Salary(2) (CDN$)	Share- based awards(3) (CDN$)	Option- based awards(4) (CDN$)	Non-equity incentive plan compensation(6) (CDN$)	All Other Compensation(7) (CDN$)	Total Compensation(1) (CDN$)
David Demers Chief Executive Officer(5)	Dec. 31, 2012 Dec. 31 2011(9) Mar. 31 2011	650,000 450,000 500,000	1,110,947 2,109,525 3,155,425	424,168 Nil Nil	975,000 675,000 750,000	11,485 10,634 591	3,171,600 3,245,159 4,406,016
William (Bill) Larkin Chief Financial Officer(8)	Dec. 31, 2012 Dec. 31 2011(9) Mar. 31 2011	325,000 206,250 236,708	403,958 703,194 582,621	154,247 Nil Nil	144,300 165,206 170,775	31,860 19,090 2,635	1,059,365 1,093,740 992,739
Ian Scott, Executive Vice President	Dec. 31, 2012 Dec. 31 2011(9) Mar. 31 2011	341,667 206,250 213,750	403,958 703,194 582,621	154,247 Nil Nil	163,488 190,850 140,625	11,485 10,208 10,688	1,074,845 1,110,502 947,684
Nicholas Sonntag(8) Executive Vice President and President, Westport Asia	Dec. 31, 2012 Dec. 31 2011(9) Mar. 31 2011	437,750 318,750 407,500	403,958 843,825 1,262,216	154,247 Nil Nil	281,692 255,319 231,650	27,685 37,317 39,925	1,305,332 1,455,211 1,941,291
Elaine Wong Executive Vice President	Dec. 31, 2012 Dec. 31 2011(9) Mar. 31 2011	386,250 281,250 318,750	403,958 843,825 1,262,216	154,247 Nil Nil	280,418 237,375 210,925	10,500 7,875 13,750	1,235,373 1,370,325 1,805,641

Notes:

(1)
The total accessible compensation (salary and bonus) earned for Fiscal 2012 is $1,625,000, $469,300, $505,155, $719,442 and $666,668 for Mr. Demers, Mr. Larkin, Mr. Scott, Mr. Sonntag and Ms. Wong, respectively.  Total Compensation values include the deemed value (based on fair market value determined in accordance with Accounting Standards Update No. 2010-13 Compensation-Stock Compensation (Topic 718)) of all share unit and option awards granted during the year, only a portion of which vested during the year.  The actual value of share unit and option grants cannot be determined until the units or options are converted to shares and sold.  Future value of these awards could be materially higher or lower than the figures stated here, which represents a notional value presuming the units were converted and sold on the date of grant.

(2)
Annual base salaries for the Named Executive Officers as of December 31, 2012 were $650,000, $325,000, $425,000, $437,750 and $386,250 for Mr. Demers, Mr. Larkin, Mr. Scott, Mr. Sonntag and Ms. Wong, respectively.  From the period January 1, 2012, to October 31, 2012, Mr. Scott's annual base salary was $325,000.  The figures reflected for annual base salaries indicated in the table above for the period ended December 31, 2011 have been pro-rated to account for the change of year-end of Westport and the resultant nine month period represented by such year.

(3)
Share based awards include both restricted share units ("RSUs") and performance share units ("PSUs", and together with RSUs, the "Units").  Values of RSU awards are determined based on the fair market value on the date of grant, calculated as the number of RSUs multiplied by the TSX closing prices of the Common Shares.  Values of PSU awards are determined based on the fair market value on the date of the grant, calculated as the number of Common Shares issuable on settlement of the RSUs multiplied by a fair value as determined based on a valuation model according to United States generally accepted accounting principles.  The PSU awards convert into Common Shares based on certain conversion factors that depend on the Common Share performance on an absolute basis as well as the performance of the Common Shares over a specified period relative to a Synthetic Clean Tech index of our Comparator Group.  The RSUs for the Fiscal 2012 LTI Program included Units that vest over a three year period with one third of the grant amount vesting on the anniversary date of the grant over this three year period.  The PSUs granted for the Fiscal 2012 LTI Program vest on the second and third anniversary of the date of grant, subject to market conditions based on the absolute Common Share price on the last trading day of December 2013.  Although the total value of the award is shown in the table above, unvested Units may be forfeited.  Amounts included in the table above for Unit awards are for Units granted during the fiscal year specific to the year ended March 31, 2011 compensation decisions.  The value of the Unit awards earned in the year ended March 31, 2010 are included above as compensation in the year ended March 31, 2011 even though they relate to Unit awards earned in the previous fiscal year.

(4)
The amounts shown in this table represent the total of the fair market value of the options (the "Options") to purchase Common Shares granted to each Named Executive Officer during the fiscal year.  This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model according to United States generally accepted accounting principles.  Fair value for accounting purposes is recorded as compensation expense in the consolidated statement of operations on a straight-line basis over the vesting period.  Fair market value is determined in accordance with Accounting Standards Update No. 2010-13 Compensation-Stock Compensation (Topic 718) of the US Handbook (accounting fair value).  The fair value of the Options granted in Fiscal 2012 using the Black-Scholes simulation with the following weighted average assumptions: expected dividend yield - nil%, expected stock price volatility - 47.8%, risk free interest rate - 0.4%, and expected life of Options - 3.0 years.  The figures given for option based awards include amounts in respect of performance stock options ("Performance Stock Options") with payout levels of 0% or 100% based on achievement of the required performance criteria over the measurement periods.

(5)	Mr. Demers was also a director during Fiscal 2012, the nine months ended December 31, 2011 and the year ended March 31, 2011 but received no compensation for his service as a director.
(6)
This represents Westport's short-term incentive awards.  Fiscal 2012 annual bonus awards earned were $975,000, $144,300, $163,488, $281,692 and $280,418 for Mr. Demers, Mr. Larkin, Mr. Scott, Mr. Sonntag and Ms. Wong, respectively.  These amounts were accrued in Fiscal 2012 but were paid to the Named Executive Officers during the fiscal year ended December 31, 2013.  The Corporation does not have any non-equity long-term incentive plans.

(7)
The column entitled "All Other Compensation" includes Westport’s contributions to each Named Executive Officer’s RRSP.  These are voluntary participation programs where the employer matches employee contributions up to a maximum 5% of base salary per pay period.  Perquisites and employee program benefits (medical, life and disability insurance) received in Fiscal 2012 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers in any of those years and are therefore not reported in the table.

(8)
Mr. Sonntag was on temporary assignment in Lyon, France during the year ended December 31, 2012 and received commercially typical assignment allowances including living expense allowances and tax adjustments.  All compensation related to Mr. Sonntag's assignment contract is reported in the All Other Compensation column.  "All Other Compensation" for Mr. Sonntag during the year ended December 31, 2012 includes $16,200 in taxable assignment benefits and $11,485 in employer RRSP contributions.  "All Other Compensation" for Mr. Larkin during the year ended December 31, 2012 includes a $20,375 taxable benefit premium and $11,485 in employer RRSP contributions.

(9)
On May 30, 2011, the Board of Directors approved a fiscal year-end change from March 31 to December 31 to align the year ends of all of the Corporation's consolidated operating companies to the calendar year.  As a result of changing Westport's year end the reporting period ended December 31, 2011 is a "stub" period of only nine months (April 1, 2011 to December 31, 2011) and amounts indicated represent pro-rated annual base salaries for such nine month period.  As such, amounts shown for the period ended December 31, 2011 are not directly comparable to prior or subsequent twelve month periods.

Following the formula specified in the Form 51-102F6 - Statement of Executive Compensation disclosure requirements, the aggregate cash compensation (salary and bonus) earned by Westport's Chief Executive Officer, Chief Financial Officer and the next three highest officers and/or employees during the financial year ended December 31, 2012 was $3,985,565.  The total compensation including the date of grant value for all equity awards and all other compensation earned by Westport's Chief Executive Officer, Chief Financial Officer and the next three highest officers and/or employees during the financial year ended December 31, 2012 was $7,846,515.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards as of December 31, 2012

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date(1)	Value of unexercised in-the- money options (CDN$)(2)	Number of Common Shares or units that have not vested (#)(3)	Market or payout value of share- based awards that have not vested (CDN$)(4)	Market or payout value of vested share-based awards not paid out or distributed (CDN$)

David Demers Chief Executive Officer	38,631	33.83	6-Jan-17	-	238,642	6,281,057	2,459,946
William (Bill) Larkin Chief Financial Officer	8,333 14,048	16.50 33.83	26-Mar-15 6-Jan-17	81,830 -	44,724	1,177,136	-
Ian Scott Executive Vice President	15,616 21,428 290 20,000 14,048	5.29 4.27 9.10 11.11 33.83	26-May-13 29-Sep-14 10Aug-13 10-Dec-14 6-Jan-17	328,404 472,487 4,994 304,200 -	65,899	1,734,462	489,289
Nicholas Sonntag Executive Vice President and President, Westport Asia	423 14,048	9.10 33.83	10-Aug-13 6-Jan-17	7,284 -	89,220	2,348,270	-
Elaine Wong Executive Vice President	14,048	33.83	6-Jan-17	-	111,324	2,930,048	1,975,448

Notes:

(1)
Options granted with an expiration date of January 6, 2017 are Performance Stock Options with a vesting trigger of 10% Compound Annual Growth Rate over the measurement period of two years.  The Performance Stock Options have a payout level of 0% or 100% based on the performance measurement criteria with 50% vesting at the end of year 2 and 50% at the end of year 3.

(2)
This amount is based on the difference between the closing price of the Common Shares underlying the Options on the TSX as at December 31, 2012 ($26.32), and the exercise price of the Option.  Where the difference is a negative number, the value is deemed zero or Nil.

(3)
Represents the numbers of Units or Common Share awards that either vest based on time or market criteria.  For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used.

(4)
This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the TSX as at December 31, 2012 ($26.32).  Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.  Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.  For unvested PSUs, a conversion ratio of one PSU to one Common Share of the Corporation has been used where the measurement date and criteria has not been determined.  The actual conversion ratio varies from nil to two based on the performance measurement criteria related to the respective LTI Program grant.  The PSUs granted for the Fiscal 2012 LTI Program have conversion ratios based on the absolute Common Share price based on the closing price of the Common Shares on the last trading day of December 2013.

During the year ended December 31, 2012, employees of the Corporation were granted (including grants made to Named Executive Officers) Options to purchase 770,727 Common Shares at exercise prices ranging from $29.76 to $33.83, and 185,705 Units were granted.  The value of PSU awards was calculated using a valuation model according to United States generally accepted accounting principles while the value of RSUs is based on the fair market value on the date of the grant.  The fair value of Unit awards granted during the year ended December 31, 2012 ranged from $29.76 - $40.32.  The number of Options granted include certain Performance Stock Options with payout levels of 0% or 100% based on achievement of the required performance criteria over the measurement period.

Incentive Plan Awards - Value Vested or Earned During the Year

Named Executive Officer	Option-based awards – Value vested during the year (1) (CDN$)	Share-based awards – Value vested during the year (2) (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
David Demers	Nil	3,923,566	975,000
William (Bill) Larkin	238,852	734,052	144,300
Ian Scott	Nil	1,018,656	163,488
Nicholas Sonntag	Nil	1,864,767	281,692
Elaine Wong	Nil	1,708,850	280,418

Notes:

(1)
This value was determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the Options on the vesting date and multiplying by the number of vested Options.

(2)
This value was determined by multiplying the market price of the underlying Common Shares on the vesting date by the number of vested Units, including the conversion ratio used for PSUs that have vested.

Employment Agreements - Termination and Change of Control

All of Westport's Named Executive Officers have entered into employment agreements with Westport that have indefinite terms.  Pursuant to the terms of each employment agreement, each executive officer is entitled to an annual base salary, annual or discretionary incentive bonuses, and long-term incentives through the granting from time to time of Options and Units pursuant to Westport's equity based compensation plans.  Agreements for Mr. Demers, Mr. Larkin, Mr. Scott, Mr. Sonntag and Ms. Wong, include standard industry terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions.

Pursuant to the terms of the above-described employment agreements, in the event of termination of an executive's employment by Westport without cause, each of the Named Executive Officers is entitled to an amount ranging from twelve to twenty-four months of salary and benefits, may be entitled to annual or incentive bonuses, and may be entitled to immediate vesting of all unvested Options and Units previously granted to the Named Executive Officer, as further described below.

Mr. Demers is entitled to an amount of the sum of twenty-four months of salary, benefits and two times the targeted annual or incentive bonuses in the year of termination, and is additionally entitled to the immediate vesting of all unvested Options, Units and other awards under Westport's Omnibus Plan or similar previous equity compensation plans (each, an "Award") previously granted to him in the event of such termination.

Mr. Larkin is entitled to an amount of nine months of salary and benefits and increasing to a maximum of twelve months of salary and benefits after the completion of his second year of service.  Based on Mr. Larkin's length of service with the Corporation, Mr. Larkin has reached the maximum level of twelve months.

Mr. Scott is entitled to an amount of twelve months of salary in the first year of his Agreement, and after twelve months of the effective date twelve months base salary plus one month of base salary per year of service, to a maximum of eighteen months base salary and, in any year, the immediate vesting of all unvested Options, Units and Awards previously granted to him in the event of such termination.  Based on Mr. Scott's length of service as an executive of the Corporation, Mr. Scott has reached the maximum level of eighteen months.

Mr. Sonntag is entitled to an amount of twelve months of salary and benefits in his first year of service, an amount of eighteen months of salary and benefits in his second year of service, an amount of twenty-four months of salary and benefits after his second complete year of service and, in any year, the immediate vesting of all unvested Options, Units and Awards previously granted to him in the event of such termination.  Based on Mr. Sonntag's length of service with the Corporation, Mr. Sonntag has reached the maximum level of twenty-four months.

Ms. Wong is entitled to an amount of twelve months of salary and benefits plus one month of additional salary and benefits for every year of service as an executive, to a maximum of eighteen months of salary, benefits and the targeted annual or incentive bonuses in the year of termination divided by twelve and then multiplied by the number of months in the severance period, and is additionally entitled to the immediate vesting of all unvested Options, Units and Awards previously granted to her in the event of such termination.  Based on Ms. Wong's length of service as an executive with the Corporation, she has reached the maximum level of eighteen months.

Mr. Demers and Ms. Wong each have change of control provisions in their respective employment agreements that provide that if they are terminated following a change of control, or should they resign following a change of control, they are entitled to an amount equal to not less than two years of salary, benefits and annual or incentive bonuses, and to the immediate vesting of all unvested Options, Units and Awards previously granted to them.

Mr. Larkin has a change of control provision in his employment agreement that provides that if he is terminated following a change of control, he is entitled to an amount equivalent to twelve months' base salary.

Mr. Scott has a change of control provision in his employment agreement that provides that if he is terminated within twelve months following a change of control, he is entitled to an amount equivalent to twenty-four months' base salary and benefits plus an amount equal to the targeted annual bonus that he was eligible to receive for the year in which his employment is terminated, divided by twelve then multiplied by the number of months in the severance period.  He is also entitled to the immediate vesting of all unvested Options, Units and Awards previously granted to him.

Mr. Sonntag has a change of control provision in his employment agreement that provides that if he is terminated following a change of control, he is entitled to an amount not less than two years of salary, benefits and annual or incentive bonuses, and to the immediate vesting of all unvested Options, Units and Awards previously granted to him.

For the purpose of the above with respect to Mr. Demers and Ms. Wong, a change of control is defined to have occurred upon the happening of any of the following: (i) the acquisition, by whatever means, by an entity of ownership or control of more than 30% of the Common Shares; (ii) the amalgamation, consolidation, or merger with any other company resulting in Westport's former shareholders owning less than a majority of the outstanding Common Shares after such reorganization; (iii) the sale of all or substantially all of the assets of Westport; (iv) approval by the Shareholders of Westport of the liquidation, dissolution or winding-up of Westport; or (v) the majority of the members of the Board of Directors elected at a meeting of Shareholders not being management nominees.  For Mr. Scott a change of control is defined similarly to the agreements for Mr. Demers and Ms. Wong with the exception that item (ii) above is not included in the definition.  For Mr. Sonntag, a change of control is defined similarly to the agreements for Mr. Demers and Ms. Wong with the exception that items (i) and (ii) above are replaced with the acquisition, by whatever means, by an entity of ownership or control of more than 50% of the Common Shares.

The above described termination and change of control payments as they relate to the employment of Mr. Demers, Ms. Wong, Mr. Scott and Mr. Sonntag are conditional upon the prior execution by the executive of a release and indemnity in favor of Westport on terms reasonably acceptable to Westport.

In addition, in February of 2013 Westport’s HRC Committee passed a resolution providing that in the event of termination of any eligible recipient’s employment with Westport without cause, all PSUs granted under the Westport Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Westport Omnibus Plan, in which to exercise any such vested but unexercised Units.

The following tables sets forth, for each Named Executive Officer, the amount such person would have been entitled to receive on the termination of their employment, without cause on December 31, 2012, and the amount such person would have been entitled to receive if a change of control triggered the termination event, as per such person's employment agreement on December 31, 2012.

Termination of Employment Without Cause
	Severance (CDN$)	Bonus (CDN$)	Value of Unvested Equity Awards(1) (CDN$)	Total(2) (CDN$)
David Demers	1,300,000	1,300,000	7,018,688	9,618,688
William (Bill) Larkin	325,000	-	-	325,000
Ian Scott	637,500	-	1,973,616	2,611,116
Nicholas Sonntag	875,500	-	2,420,056	3,295,556
Elaine Wong	579,375	289,688	3,233,213	4,102,276

Termination of Employment Following Change of Control
	Severance (CDN$)	Bonus (CDN$)	Value of Unvested Equity Awards(1) (CDN$)	Total(2) (CDN$)
David Demers	1,300,000	1,300,000	7,018,688	9,618,688
William (Bill) Larkin	325,000	-	-	325,000
Ian Scott	850,000	425,000	1,973,616	3,248,616
Nicholas Sonntag	875,500	437,750	2,420,056	3,733,306
Elaine Wong	772,500	386,250	3,233,213	4,391,963

Notes:

(1)
The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the TSX as at December 31, 2012 ($26.32).  Upon vesting, PSUs convert into Common Shares based on a conversion factor which is determined based on one of three different performance criteria.  The first such criteria being the absolute Common Share price over a 90 trading day simple weighted average, the second being a relative value determined based on Westport's percentile placement in a Synthetic Clean Tech index of the Comparator Group on a total shareholder return basis and the third being the absolute Common Share price based on closing price of the Common Shares on the last trading day of December 2013.  The expected conversion ratio at December 31, 2012 for Units with an exchange ratio based on both the relative performance of the Common Shares to a Synthetic Clean Tech index of the Comparator Group and the absolute performance of the Common Shares was 2 Common Shares per vested Unit and was 0.379 Common Shares per vested Unit for those Units with an exchange ratio based on the December 31, 2013 absolute Common Share price.

(2)
Total compensation due upon termination of employment without cause or in the event of a change of control does not include the sum of benefits.  Based on Westport's benefit programs only coverage of British Columbia medical service plan and extended health benefits would be compensated for the period.

Director Compensation

The Board of Directors annually reviews and approves director compensation that recognizes the directors' time commitments and compensation to ensure compensation is in line with other directors of comparable companies.  Directors receive a fixed retainer for services rather than a fee per meeting.

In Fiscal 2012 non-management directors were paid a base retainer of U.S. $55,000, with the Chairman of Westport receiving a retainer of U.S. $110,000.  Non-management directors were also entitled to an additional fee of U.S. $7,500 for serving as a member of the Strategy Committee or the Nominating and Corporate Governance Committee of the Board of Directors, and an additional fee of U.S. $8,500 for serving as a member of the Audit Committee or the HRC Committee of the Board of Directors.  General Committee Chairs received an additional retainer of U.S. $15,000 while the Audit Committee Chair received an additional retainer of U.S. $20,000.  In Fiscal 2012 each non-management director who was not a committee chair or the Board Chairman received an amount equal to U.S. $60,000 in Units.  The committee chairs each received an amount equal to U.S. $80,000 in Units and the Board Chairperson received an amount equal to U.S. $100,000 in Units.  Outside Westport directors do not receive payment for Board of Directors or committee meetings attended in person or by telephone.  Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or committee meetings.  If a meeting or group of meetings is held outside of Canada or the United States, an attending director receives an additional fee of U.S. $1,000 per day over the three day required attendance for the meeting in recognition of the additional time required to travel to and from the meeting or meetings.

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport to the following individuals who were directors of Westport during Fiscal 2012, excluding Mr. Demers who was also a Named Executive Officer.

Name	Fees earned (CDN$) (1)	Share- based awards (CDN$)(2)	Option- based awards (CDN$)	Non-equity incentive plan compensation (CDN$)	All other compensation (CDN$)	Total (CDN$)
John A. Beaulieu	153,164	100,000	N/A	N/A	N/A	253,164
Dr. Warren J. Baker	85,905	81,767	N/A	N/A	N/A	167,672
M.A. (Jill) Bodkin	85,905	81,767	N/A	N/A	N/A	167,672
Philip B. Hodge	35,099	Nil	N/A	N/A	N/A	35,099
Dr. Dezsö J. Horváth	78,414	81,767	N/A	N/A	N/A	160,181
Doug R. King	81,121	61,334	N/A	N/A	N/A	142,455
Sarah Liao Sau Tung(3)	15,611	61,334	N/A	N/A	N/A	76,945
Dr. Albert T. Maringer	72,164	61,334	N/A	N/A	N/A	133,498
Gottfried (Guff) Muench	79,413	81,767	N/A	N/A	N/A	161,180

Notes:

(1)	Directors fees earned are denominated in United States dollars and converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on payment date.
(2)
This represents the total of the fair market value of the Units granted to each director during the fiscal year.  This amount is based on the grant date fair market value of the award.  Unit amounts are calculated based on the most recent closing Common Share as of the grant date and granted in Canadian dollars.  Fair value for accounting purposes is recorded as compensation expense in the statement of operations on a straight-line basis over the vesting period.  Fair market value is determined in accordance with Accounting Standards Update No. 2010-13 Compensation-Stock Compensation (Topic 718) of the US GAAP Handbook (accounting fair value).

(3)	Sarah Liao Sau Tung resigned as director of Westport effective April 12, 2012.

Incentive Plan Awards

The following table and notes thereto set out information concerning all option-based and share-based awards outstanding at December 31, 2012 for the following individuals who were directors of Westport during the year ended December 31, 2012, excluding Mr. Demers who was also a Named Executive Officer.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option Expiration Date	Value of unexercised in- the-money options (CDN$)(1)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share- based awards that have not vested (CDN$)

John A. Beaulieu	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Warren J. Baker	1,428 4,285 4,285 5,000 4,285 4,285	4.87 4.87 3.29 9.10 10.50 14.90	25-Jul-13 25-Jul-13 21-Jul-14 10-Aug-14 19-Jul-15 6-Aug-16	30,631 91,913 98,684 86,100 67,789 48,935	N/A	N/A
M.A. (Jill) Bodkin	N/A	N/A	N/A	N/A	N/A	N/A
Philip B. Hodge	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Dezsö J. Horváth	1,428 4,285 5,000 4,285 4,285	4.87 4.87 9.10 10.50 14.90	25-Jul-13 25-Jul-13 10-Aug-14 19-Jul-15 6-Aug-16	30,631 91,913 86,100 67,789 48,935	N/A	N/A
Douglas R. King	N/A	N/A	N/A	N/A	N/A	N/A
Sarah Liao Sau Tung	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Albert T. Maringer	5,000 4,285	9.10 14.90	10-Aug-14 6-Aug-16	86,100 48,935	N/A	N/A
Gottfried (Guff) Muench	N/A	N/A	N/A	N/A	N/A	N/A

Note:

(1)
This amount is based on the difference between the closing price of the Common Shares underlying the Options on the TSX as at December 31, 2012 ($26.32) and the exercise price of the Option.  Where the difference is a negative number, the value is deemed zero or Nil.

The following table and notes thereto set out information concerning the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation during Fiscal 2012 for the following individuals who were directors of Westport during Fiscal 2012, excluding Mr. Demers who was also a Named Executive Officer.

Name	Option-based awards - Value vested during the year(1) (CDN$)	Share-based awards - Value vested during the year(2) (CDN$)	Non-equity incentive plan compensation - Value earned during the year(3) (CDN$)
John A. Beaulieu	Nil	100,000	N/A
Dr. Warren J. Baker	Nil	81,767	N/A
M.A. (Jill) Bodkin	Nil	81,767	N/A
Philip B. Hodge	Nil	Nil	N/A
Dr. Dezsö J. Horváth	Nil	81,767	N/A
Douglas R. King	Nil	61,334	N/A
Sarah Liao Sau Tung(4)	Nil	61,334	N/A
Dr. Albert T. Maringer	Nil	61,334	N/A
Gottfried (Guff) Muench	Nil	81,767	N/A

Notes:

(1)	No option-based awards were granted to directors during the year.
(2)	Value of share-based awards vested was determined based on the closing market value of Units on the date of vesting.
(3)	There is no non-equity incentive plan for Directors.
(4)	Sarah Liao Sau Tung resigned as director of Westport effective April 12, 2012.

PERFORMANCE GRAPH

The Common Shares have been listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "WPT" since June 30, 1999 and the NASDAQ Global Select Market under the trading symbol "WPRT" since August 18, 2008.  Prior to June 30, 1999, the Common Shares were traded on The Alberta Stock Exchange.  The following graph and table is a reporting requirement under Canadian securities laws and compares the change in the cumulative total Shareholder return on the Common Shares over the period from December 31, 2007 to December 31, 2012 (assuming a $100 investment was made on December, 2007 at the closing price of the Common Shares on that date), with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends.

Cumulative Total Return on $100
Invested in Common Shares on December 31, 2007

The results shown in this graph do not necessarily reflect Westport's trend in compensation to its Named Executive Officers and forms no part of our business or strategic plan.  The Corporation's market prices for its shares are impacted by a number of external factors including the overall market sentiment and confidence in the future of the alternative energy technology sector, which ebbs and flows.

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as at December 31, 2012, information in respect of the compensation plans of Westport (being the Westport Omnibus Plan, as defined below, Westport's prior stock option plan (the "Stock Option Plan") and the Unit Plan, as defined below) under which Common Shares are authorized for issuance and the percent of the issued and outstanding Common Shares represented by that number of Common Shares is as follows:

Plan	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights					Number of Common Shares Remaining Available for Future Issuance			Total Number of Remaining Common Shares Reserved for Issuance
	Vested		Unvested
	No.	% of Outstanding Shares	No.		% of Outstanding Shares	No.		% of Outstanding Shares	No.		% of Outstanding Shares
Westport Omnibus Plan	-	-	1,267,349	(1)	2.29%	1,337,365	(2)	2.42%	2,604,714	(2)	4.71%
Unit Plan	262,615	0.47%	326,357		0.59%	-		-	588,972		1.07%
Stock Option Plan	226,487	0.41%	8,333		0.02%	-		-	234,820		0.42%
Total	489,102	0.88%	1,602,039		2.90%	1,337,365		2.42%	3,428,506		6.20%

Notes:

(1)	This figure currently includes 188,477 Performance Stock Options with payout levels of 0% or 100% upon achieving the required performance criteria over the measurement period.
(2)
This figure currently includes 295,424 shares that are reserved for conversion at a ratio of 200% in respect of previously granted PSUs based on the assumption that all performance criteria will be achieved.  Of these 295,424 shares a total of 83,202 are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

The following table sets forth, as at December 31, 2012, information in respect of the compensation plans of Westport (being the Westport Omnibus Plan, the Stock Option Plan and the Unit Plan) under which Common Shares are authorized for issuance:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Westport Omnibus Plan(2)	1,267,349 (3)	$33.77	1,337,365 (4)
Unit Plan(1) (2)	588,972	-	-
Stock Option Plan(2)	234,820	$8.36	-
Total	2,091,141	-	1,337,365

Notes:

(1)	Westport's Unit Plan as amended July 2006, July 2008 and July 2009. See "Share Unit Plans" below.
(2)
The average life remaining on the outstanding Options under both the Stock Option Plan and Options under the Westport Omnibus Plan is 1.4 years and 4.0 years, respectively.  The average life remaining on the outstanding Units under both the Unit Plan and the Westport Omnibus Plan is 3.3 and 2.0 years, respectively.

(3)	This figure currently includes 188,477 Performance Stock Options with payout levels of 0% or 100% upon achieving the required performance criteria over the measurement period.
(4)
This figure currently includes 295,424 shares that are reserved for conversion at a ratio of 200% in respect of previously granted PSUs based on the assumption that all performance criteria will be achieved.  Of these 295,424 shares a total of 83,202 are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

Westport currently has in place one active equity based compensation plan, the Westport Omnibus Plan, which is described in more detail below.  There are also two inactive equity based compensation plans, the Stock Option Plan and the Unit Plan (amended in 2009), both of which are described in more detail below.

Stock Option Plan

On July 22, 2003, the Board of Directors adopted an amended version of the Stock Option Plan, which stipulated the maximum number of Common Shares issuable under it would not exceed 2,014,285 (equivalent to 7,050,000 on a pre-consolidation basis) Common Shares.  The amendment to the Stock Option Plan was approved by Shareholders at the Annual and Special Meeting of Westport held on September 3, 2003 and the Stock Option Plan was subsequently amended and approved by Shareholders on July 8, 2008 and July 16, 2009.  With the adoption of the Westport Omnibus Plan on July 15, 2010, Westport no longer grants any Options under the Stock Option Plan but Options outstanding under the Stock Option Plan remain outstanding and unaffected.  Any Options originally granted under the Stock Option Plan that are cancelled, terminated or expire will not be available for re-grant under the Stock Option Plan but will not count against the plan limits described below under the Westport Omnibus Plan.

In 2009, the Board of Directors approved amendments to convert the Stock Option Plan from a fixed maximum number to a rolling maximum percentage plan of 3.72%, and approved a further increase in the rolling maximum percentage to 5.0% of outstanding  Common Shares, once the exercise of the 586,132 exercisable units that had been previously granted under the Unit Plan had been converted to Common Shares.  The conversion of the Stock Option Plan to a "rolling plan", on the basis of each of the above noted 3.72% and 5.0% basis was approved by the Shareholders on July 16, 2009.

The Stock Option Plan authorizes the Board of Directors to issue Options to directors, officers, employees, and providers of services to Westport or Westport's subsidiaries.  The number of Common Shares reserved for issuance to Westport insiders cannot exceed 10% of the outstanding Common Shares, and Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (Ontario)) within a one-year period cannot exceed 5% of the outstanding Common Shares.  Additionally, the number of Common Shares reserved for issuance to insiders under the Stock Option Plan and any other share compensation arrangement of Westport shall not exceed 10% of the total number of issued and outstanding Common Shares.  Options issued pursuant to the Stock Option Plan must have an exercise price not less than the closing price of the Common Shares on the TSX on the day prior to the day of grant.  The period during which an Option may be exercised shall be determined by the Board of Directors at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board of Directors at the time such Option is granted, provided that no Option granted prior to July 16, 2009 shall be exercisable for a period exceeding eight years from the date the Option is granted and no Option granted after July 16, 2009 shall be exercisable for a period exceeding five years.

The Options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the set Option period and 90 days after the date a holder ceases to hold the position or positions of director, officer, employee, or service provider of Westport or its subsidiaries, as the case may be (provided that such Option holder has ceased to be a director, officer, employee, or provider of services for a reason other than cause, death, permanent disability, or normal retirement).  In the event of the death or permanent disability of a holder, any Option previously granted to him or her shall be exercisable until the end of the Option period noted above, or until the expiration of 12 months after the date of death or permanent disability of such Option holder, whichever is earlier.  In the event an optionholder ceases to be a director, officer, employee, or service provider for cause, any Option previously granted to him or her shall immediately expire and terminate.  If an Option expires during a blackout period imposed by Westport, the expiry date of the Option is extended for ten business days after the end of the last day of the blackout period.  Also, if the Option expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period.  For example, if the Option expires four business days after the end of the blackout period, the expiry date for that Option is extended by an additional six business days.  In the event of a sale by Westport of all or substantially all of its assets or in the event of a change in control of Westport, each holder shall be entitled to exercise, in whole or in part, the Options granted to such holder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.  Options are non-assignable, although they contain provisions permitting the legal personal representative of an optionee, for a period of 12 months, to exercise the Option in the event of the death of the optionee.  The Board of Directors may amend or revise the terms of the Stock Option Plan, subject to receipt of all necessary regulatory and Shareholder approvals.

Shareholder approval is not required for amendments to the Stock Option Plan, except for any amendment or modification that:

•	increases the number of Common Shares reserved for issuance under the Stock Option Plan;

•
reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving Westport (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);

•
extends the term of an Option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period established under Westport's Disclosure Policy);

•	extends eligibility to participate in the Stock Option Plan to persons other than officers, directors, and employees of Westport (or any affiliate) and its consultants (or any affiliates).

•	extends the total value of shares which may be granted to a non-executive director under the Stock Option Plan or any other share compensation arrangement of the Corporation;

•	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

•	permits awards other than Options to be made under the Stock Option Plan; or

•	amends the amendment provisions contained in the Stock Option Plan;

With the exception of the foregoing amendments, the Stock Option Plan, as amended, provides that all other amendments to the Stock Option Plan may be made by the Board of Directors without Shareholder approval.  Examples of the types of changes that may be made by the Board of Directors without Shareholder approval include, but are not limited to, the following:

•	amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Stock Option Plan;

•	termination or suspension of the Stock Option Plan;

•	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;

•	adjustments to outstanding Options in the event of certain transactions entered into by Westport;

•	amendments to the vesting provisions of any outstanding Option (including without limitation, acceleration of vesting);

•	amendments with respect to the method or manner of exercise of any Option;

•
amendments to the termination provisions set out in the Stock Option Plan or any outstanding Option, provided no such amendment may result in: (i) an extension of any outstanding Option beyond 5 years from the original date of grant (without regard to extensions arising in respect of a self-imposed black-out under Westport's disclosure policy, as more particularly described below); or (ii) the granting of an Option with an expiry date later than 5 years from the date of grant (without regard to an extension of the Option arising in respect of a self-imposed black-out under Westport's disclosure policy, as more particularly described below); and

•	adjustments to reflect stock splits, stock dividends or other alterations to the capital stock of Westport.

As at December 31, 2012, an aggregate of 234,820 Options were outstanding under the Stock Option Plan, representing approximately 0.42% of the issued and outstanding Common Shares.

The Stock Option Plan additionally provides that if any eligible participant under the Stock Option Plan is subject to a requirement that he or she not benefit personally from a grant of Options, the Board of Directors may grant any Options to which such person would otherwise be entitled to such person's employer or other entity designated by them that directly or indirectly imposes that requirement on the individual.

Share Unit Plans

A Unit granted pursuant to Westport's Unit Plan entitles the holder, subject to the terms and conditions of the plan and the holder's unit agreement, to receive one fully paid Common Share.

In September 2003, Shareholders approved a new performance unit plan (the "2003 Unit Plan") to replace previously existing similar plan.  The primary objective of the 2003 Unit Plan when implemented was to conserve cash reserves by using equity to pay part of the annual and other incentives to Westport's officers, employees, and directors (including those of Westport's subsidiaries).  Specifically, the 2003 Unit Plan was used to issue PSUs to: (i) recognize contributions made by employees or contractors in accordance with Westport's existing bonus plans and compensation; (ii) serve in lieu of cash payments to Westport's directors in respect of annual retainers; (iii) enable Westport to attract key employees by issuing PSUs as signing bonuses; (iv) enable Westport to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees; or (v) enable Westport  to issue units in lieu of cash payments for selected consulting or contract services.

The aggregate number of Common Shares initially reserved for issuance under the 2003 Unit Plan was limited to 714,285 (equivalent to 2,500,000 on a pre-consolidation basis).  At the 2006 Annual and Special Meeting of Westport, a resolution was approved to amend the 2003 Unit Plan to increase the number of Common Shares reserved for issuance thereunder.  The Board of Directors determined that an additional 1,428,571 (equivalent to 5,000,000 on a pre-consolidation basis) Common Shares be reserved for issuance under the 2003 Unit Plan and the fixed maximum number of Common Shares reserved under the Unit Plan be amended accordingly, resulting in a maximum of 2,142,856 (equivalent to 7,500,000 on a pre-consolidation basis) Common Shares being reserved for issuance under the revised plan.  The Board of Directors additionally approved and recommended a number of amendments to the 2003 Unit Plan to incorporate certain recommendations made by Institutional Shareholder Services, Inc.  The significant amendments to the 2003 Unit Plan were approved by Shareholders at Westport's 2006 Annual and Special Meeting with subsequent additional amendments being approved by shareholders on July 16, 2009, (such amended plan being referred to as the "Unit Plan" herein).    The current terms of the Unit Plan provide that (i) Units may not be granted to satisfy retainers payable to directors of Westport or in lieu of cash payments; (ii) Units may not be granted for selected consulting or contract services; and (iii) the number of Common Shares reserved for issuance to insiders under the Unit Plan and all other share compensation arrangements may not exceed 10% of the outstanding Common Shares and that the number of Common Shares issued to insiders under the Unit Plan or any other share compensation arrangement shall not exceed 10% of the outstanding Common Shares within any one-year period.

The Board of Directors has the discretion to select the participants to participate in the Unit Plan, grant the Units and impose such restrictions, vesting periods and provisions, and other conditions on the Units as it determines.  The Unit Plan also stipulates that: (i) the number of Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (British Columbia)) under the Unit Plan or any other Westport share compensation arrangement, within a one year period, shall not exceed 5% of the outstanding Common Shares; and (ii) the number of Common Shares that may be issued under the Unit Plan to the directors of Westport (other than directors who are also officers) will not exceed 200,000 Common Shares in the aggregate.  The Board of Directors may amend or revise the terms of the Unit Plan, subject to receipt of all necessary approvals, provided that no such amendment or revision shall materially adversely affect the rights of any participant under the plan.

The Units under the Unit Plan expire on the date of the expiration of the set expiration period as set by the Board of Directors, provided that no Unit shall be exercisable for a period exceeding ten years from the grant date.  If a Unit expires during a blackout period imposed by Westport, the expiry date of the Unit is extended for ten business days after the end of the last day of the blackout period.  Also, if the Unit expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period.  For example, if the Unit expires four business days after the end of the blackout period, the expiry date for that Unit is extended by an additional six business days.  Units or any rights or interest of a holder under the Unit Plan may be assigned, encumbered or transferred to the extent that certain rights may pass to a beneficiary or legal representative upon the death of the holder by will or by the laws of succession and distribution.  Units or any rights or interest of a holder under the Unit Plan may also be assigned to the extent permitted by law or the rules of any applicable stock exchange or regulatory authority.

As at December 31, 2012, an aggregate of 588,972 Units were outstanding under the Unit Plan, representing 1.07% of the then issued and outstanding Common Shares.  As of February 28, 2013, no Common Shares remain available for issuance in connection with new Unit grants under the Unit Plan.  No further equity compensation grants are expected under the Unit Plan and all future equity compensation grants are expected to be issued under the Westport Omnibus Plan, as described below.

Westport Omnibus Plan

On April 23, 2010, the Board of Directors approved and shareholders subsequently ratified the Westport Omnibus Plan.

The Westport Omnibus Plan contains the following general terms:

•
The Westport Omnibus Plan allows grants of Options (including incentive stock options for US tax purposes), share appreciation rights ("SARs"), deferred share units, phantom stock, bonus stock, PSUs and/or time based RSUs, and other stock or performance based awards.  SARs may be granted on a stand-alone basis or in tandem with options.

•
Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related option), a participant will be entitled to payment equal to the excess of the market value of a Westport share on the date of exercise over the subscription or base price under the SAR.  The award may specify whether settlement will be in cash, in shares, or a combination of cash or shares.

•
Each RSU or PSU granted under the Westport Omnibus Plan generally represents one Common Share.  Unless otherwise determined by the HRC Committee, vested Units will generally be settled as soon as practicable following vesting by delivery of a Common Share for each vested Unit or payment of a cash amount equal to the market value of a Common Share at the time of settlement, as specified in the Award.  The Award may provide for the accrual of dividend equivalent amounts in respect of awards of RSUs or PSUs before settlement.

•
PSUs and other awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code generally will require the amount payable (or Common Shares issuable) be conditional upon the achievement of performance goals.

•
The Stock Option Plan and Unit Plan provide for grants to be approved by the Board of Directors.  The Westport Omnibus Plan generally follows that approach.  However, in certain instances, determinations by a committee comprised of independent directors will be crucial.  Thus, the Westport Omnibus Plan provides that, in addition to circumstances where the Board of Directors elects to delegate authority to the HRC Committee:

•
the HRC Committee will have the power to evaluate the Chief Executive Officer's awards and performance relating thereto and to determine Awards under the Westport Omnibus Plan for grant to the Chief Executive Officer.  As to other executive officers the HRC Committee shall make recommendations to the Board of Directors with respect to Awards;

•
the HRC Committee will determine performance goals for Awards intended to be "performance-based compensation" under Section 162(m) of the Internal Revenue Code to the Chief Executive Officer and the three highest paid officers, other than the Chief Executive Officer and Chief Financial Officer.

•
Awards cannot be granted at less than market value which is defined for Awards stated in Canadian dollars as the closing price of the Common Shares on the Toronto Stock Exchange on the last trading day prior to the relevant date and for Awards stated in U.S. dollars as the closing price of the Common Shares on the NASDAQ Global Select Market on the last trading day prior to the relevant date.

•
The Westport Omnibus Plan grants broad powers to the Board of Directors (or HRC Committee, as applicable) to set terms of Awards, including as to vesting (e.g. vesting may be set on any schedule and on any criteria, including performance).  Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria, or any combination of the foregoing, provided that:

•	performance conditions to vesting of any portion of an Award, other than RSUs granted to Canadian residents, will be measured over a period of not less than one year; and

•
with respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading "Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation" determined by the HRC Committee or Board of Directors (subject to the terms of the Westport Omnibus Plan) on or prior to the effective date of such award or as of any later time permitted under Section 162(m).

•
The Westport Omnibus Plan is subject to a plan limit of 3,026,645 shares.  As at February 28, 2013, 1,084,627 shares remain available for issuance pursuant to Awards under the Westport Omnibus Plan.  For this and other limitations, please read "Plan Limitations" below.  Amendments to the Westport Omnibus Plan are being proposed for approval by shareholders at the Meeting to increase the plan limit to 8,000,000 Common Shares.  See "Other Matters to be Acted Upon - Amendment to the Omnibus Plan", below.

•	Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian Awards and U.S. Awards.

•	The Westport Omnibus Plan maintains the limitations with respect to the issuance of Awards to any one person or to insiders described in "Plan Limitations" below.

•
The Westport Omnibus Plan provides that either the Board of Directors or HRC Committee, as applicable, may decide to accelerate Awards (and the expiration dates) upon change of control or specify in the Awards that such acceleration will automatically occur.  With respect to Awards made under the Westport Omnibus Plan, a "change of control" is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Common Shares or voting power of the then outstanding voting securities of the Corporation (with certain exclusions); members of the Corporation's then "incumbent board" ceasing to be a majority of the board of the Corporation; a merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving the Corporation or one of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries (considered on a consolidated basis), or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries, unless the holders of the Common Shares and voting securities own more than 50% of the "resulting entity" from the transaction (in substantially the same proportions), the members "incumbent board" of the Corporation continue to hold a majority of the board seats of the "resulting entity" and no other person owns more than 50% of shares of Common Shares or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of the Corporation.

•	The Westport Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).

•
The Westport Omnibus Plan allows Awards other than Options to have up to 10 year terms and Options to have 5 year terms, provided that if the term of any Award is to expire during a trading "blackout" established by Westport or pursuant to any lock-up agreement or similar trading restriction or within 10 business days thereafter, the expiry date of such award shall be extended to 10 business days following the end of the applicable blackout period.

Deferred Share Units

The Westport Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director's annual retainer, if eligible, through the grant of deferred share units.  Such deferred share units will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Westport Omnibus Plan.

Termination of Employment or Service

Unless otherwise determined by the Board of Directors (or the HRC Committee), or otherwise set forth in the terms of an individual Award, the following general rules will apply with respect to Awards:

•
if employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport's legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested Awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any Option or share appreciation right until the earlier of the date specified in the Award, if any, or the 90th day after termination;

•
if the employment or service is terminated by retirement the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the date specified in the Award and any vested phantom share awards, RSUs, PSUs, and deferred share units shall be settled in accordance with the provisions of the Westport Omnibus Plan;

•
if employment or service is terminated by death or disability of an employee or director (or death of a consultant), non-vested Awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the award or during the one year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an award as provided above) and any vested phantom share awards, RSUs, PSUs and deferred share units shall be settled in accordance with the provisions of the Westport Omnibus Plan; and

•
if employment or service is terminated for cause, in the opinion of Westport's legal counsel, any unvested Award granted pursuant to the Westport Omnibus Plan shall be cancelled and all rights thereunder terminated.

The Westport Omnibus Plan allows the Board of Directors (or HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).

Plan Limitations

With respect to the Westport Omnibus Plan, the number of Common Shares that may be subject to issuance at any given time in connection with Awards cannot exceed 3,026,645, being approximately 5.5% of the currently issued and outstanding shares of Westport.  Amendments to the Westport Omnibus Plan to increase such number of Common Shares to 8,000,000 are being proposed for approval by Shareholders at the Meeting.  See "Other Matters to be Acted Upon - Amendment to the Omnibus Plan" below.

For the purposes of calculating the Award limits specified above:

•
Common Shares subject to an Award granted under the Stock Option Plan or Unit Plan that were outstanding on July 15, 2010 but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation.

•
Awards that use the price of Common Shares to determine the amount of the Award or its settlement but that provide for settlement in cash (and not by the issuance of shares) shall be treated as covering the applicable number of Common Shares solely for the purposes of computing the above limit and only while the Award is not settled or terminated.  Upon settlement in cash or termination of such Award the Common Shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the above limitation.

•
All Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of Common Shares pursuant to the terms of an Option will reduce the number of Common Shares available for issuance pursuant to Options;

•	Any Common Shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the above limitation;

•	Any Common Shares not ultimately issued in settlement of SARs shall not be counted against the above limitation; and

•	Any Common Shares issued in assumption, substitution or exchange for previously granted Awards of an entity acquired by Westport shall not be counted against the above limitation.

Awards are also subject to the following limitations:

•	The aggregate number of Common Shares subject to:

(i)           Option or SAR awards granted under the Westport Omnibus Plan; or

(ii)           issued pursuant to performance awards,

during any consecutive thirty-six (36) month period to any one participant under the plan shall not exceed, in respect of each of such Awards, 500,000 Common Shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code.

•	the maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Westport Omnibus Plan shall not exceed U.S. $3,000,000.

For as long as the Common Shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval, and security based compensation arrangements apply to the Corporation:

•
the number of Common Shares issued to "insiders" (including associates if legally required) within any one year period and issuable to the insiders at any time, under the Westport Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding Common Shares, respectively;

•
the number of Common Shares issued, or reserved for issuance with respect to Awards, to any one "insider" (including associates if legally required) within any one year period under the Westport Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Common Shares; and

•
the number of Common Shares issued to directors (non-employee) under the Westport Omnibus Plan shall not exceed 250,000 and the annual equity award value of Common Shares granted to directors (non-employee) shall not exceed $1,000,000 per such director in the aggregate over the life of the Westport Omnibus Plan.

For these purposes, "insider" generally means a director or officer, a director or officer of an insider or of one of Westport's subsidiaries, a person (or group) holding greater than 10% beneficial ownership of voting securities.  Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.

Limitations on Repricings or Extension of Term of Insider Awards; Transferability

The exercise price for Options issued to insiders (please refer to "Plan Limitations" above) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior shareholder approval.  Awards to other non-insider employees may also be limited.

If the rules of a stock exchange on which the Common Shares are being traded require shareholder approval with respect to extension of Awards issued to insiders, such extensions will not be effective until such approval is obtained.

Unless an Award otherwise provides, an Award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession.  The Board of Directors (or the HRC Committee) may allow transfers to family members or related entities.  No transfer of incentive Options may be made unless permitted by Section 422 of the Internal Revenue Code.

Eligibility

All non-employee directors, executive officers, employees and consultants may become eligible for Awards under the Westport Omnibus Plan.

Amendments and Termination

The Westport Omnibus Plan provides that the Board of Directors may amend, suspend or terminate the Westport Omnibus Plan, subject to applicable legal or stock exchange requirements.  The Westport Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, shareholder approval will be required for the following types of amendments:

•
any amendments which would result in the exercise price for any Award granted under the Westport Omnibus Plan being lower than the market value of the shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment which reduces the exercise price or purchase price of an Award, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment that would result in the cancellation of an Option or SAR in exchange for an Option or SAR with a lower exercise price from that of the original Option or SAR or another Award or cash payment;

•	any amendment extending the term of an Award beyond its original expiry date except as otherwise permitted by the Westport Omnibus Plan;

•
any amendment extending eligibility to participate in the Westport Omnibus Plan to persons other than officers, employees, non-employee directors or consultants or increasing the annual limit on Awards to non-employee directors;

•
any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a RRSP, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

•	any amendment increasing the maximum aggregate number of shares that may be subject to issuance at any given time in connection with Awards granted under the Westport Omnibus Plan;

•	any amendment to the amendment provisions;

•	the adoption of any Option exchange involving Awards; and

•	any other amendment required to be approved by shareholders under applicable law or rules of a stock exchange.

Shareholder approval for amendments to the Westport Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the Board of Directors alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:

•
amendments of a technical, clerical or "housekeeping" nature including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Westport Omnibus Plan or to correct or supplement any provision of the Westport Omnibus Plan that is inconsistent with any other provision of the Westport Omnibus Plan;

•	amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;

•
amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Internal Revenue Code, or any successor provisions or under the Income Tax Act (Canada);

•	amendments respecting administration of the Westport Omnibus Plan including, without limitation, the method or manner of exercise of any Award;

•	any amendments to the vesting provisions of the Westport Omnibus Plan or any Award;

•
any amendments to the early termination provisions of the Westport Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;

•
any amendments in the termination provisions of the Westport Omnibus Plan or any Award, other than an Award held by an insider in the case of an amendment extending the term of an Award, provided any such amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

•
the addition of any form of financial assistance by Westport for the acquisition by all or certain categories of participants of shares under the Westport Omnibus Plan, and the subsequent amendment of any such provision;

•	the addition or modification of a cashless exercise feature, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Westport Omnibus Plan reserve;

•	adjustments to outstanding Awards in the event of a change of control or similar transaction entered into by Westport;

•	amendments necessary to suspend or terminate the Westport Omnibus Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules of the Stock Exchanges.

Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation pursuant to Section 162(m)

Awards granted under the Westport Omnibus Plan may qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code in order to preserve U.S. federal income tax deductions by Westport with respect to annual compensation required to be taken into account under Section 162(m).  Such Awards would be subject to the attainment of pre-established performance goals.  Such goals may include, without limitation, elements that reference the performance by Westport or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance.  The performance goals for such awards shall be designed to be objective and otherwise meet the requirements of Section 162(m) of the Code and the related regulations.  Performance goals may differ among awards designed to be "performance-based compensation" and among different participants.

A performance goal need not be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion).  To the fullest extent allowed by law, the Westport Omnibus Plan allows performance goals to be established based on individual goals and performance in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment.  The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.

Unless an adjustment would affect the status of an award as "performance-based compensation" under Section 162(m) of the Code, the Board of Directors (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-recurring items as described in applicable accounting literature or Westport's management's discussion and analysis of financial condition and results of operations appearing in the Corporation's periodic reports under the United States Security Exchange Act of 1934, as amended (the "Exchange Act"), for the applicable period.

Term

The Westport Omnibus Plan is effective with respect to grants of Awards issued before July 15, 2020.  The Board of Directors has the power, at any time, to amend, suspend or terminate the Westport Omnibus Plan, subject to the above-detailed restrictions.

Minimum Share Ownership Guidelines

Westport directors are required to hold a minimum of Common Shares or Units of Westport equal to their annual cash retainer to be acquired over a three-year period and each of Westport's executive officers is required to hold a minimum of Common Shares or Units or Options of Westport equal to his or her annual salary to be acquired over a five-year period.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, or executive officers or employees of the Corporation, persons who were directors, executive officers or employees of the Corporation at any time during the Corporation's last completed financial year, or any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation's last completed financial year.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere disclosed in this Circular, no insider of Westport, nor any person nominated for election as a director of Westport, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of Westport's since the commencement of Westport's last financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise set forth herein, management of Westport is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director or proposed nominee for election as director, or executive officer or anyone who has held office as such since January 1, 2012, or of any associate or affiliate of any of the foregoing in any matter to be acted in at the Meeting other than the election of directors except as described herein.  Directors and executive officers of Westport are eligible for the grant of Awards under the Westport Omnibus Plan, the amendment of which is to be acted upon at the Meeting.

RECEIPT OF 2012 FINANCIAL STATEMENTS

Westport's financial statements for the fiscal year ended December 31, 2012 will be forwarded to Shareholders.  No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the Business Corporations Act (Alberta) (the "Act") being met with the advance circulation of such financial statements.  If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

Unless otherwise directed, the persons named in the Proxy intend to vote in favor of the election, as directors of Westport, of the nominees whose names are set forth below.  Each director will be elected individually and not as a slate.  The Board of Directors cannot currently consist of less than one director and more than ten directors, with the number of directors within such range to be fixed from time to time by resolution of the Board of Directors.  At the present time, Westport has ten directors.  The Board of Directors has fixed the number of directors to be nominated at the Meeting at ten.  Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is vacated earlier in accordance with the by-laws of Westport or applicable law.  All of the current nominees, with the exception of Mr. Hodge and Ms. Gougarty, were elected as directors by the Shareholders at last year's Annual General Meeting.  Mr. Hodge joined the Westport Board of Directors effective June 15, 2012.  Ms. Gougarty joined the Westport Board of Directors effective February 8, 2013.  All of the proposed nominees are currently directors of the Corporation and have agreed to serve as directors if elected.

The following table and accompanying notes set forth the names and municipalities of residence of all persons proposed to be nominated for election as directors, the positions with Westport now held by them, their principal occupations or employment for the preceding five years, the dates on which they became directors of Westport, and the number of securities of Westport owned by them or over which they exercise control or direction as at the Record Date.

John A. Beaulieu (78), a US citizen, of Vancouver, Washington, USA, joined the Board of Directors in September of 1997 and was appointed Chairman in 2002.  Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990 and has been actively involved in finding, financing, and assisting in the growth of more than 70 emerging growth technology-based companies since 1986.  Mr. Beaulieu's business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products.  Earlier executive employment was at Proctor & Gamble, Ford Motor Co., and Arthur Young & Co.  Mr. Beaulieu obtained a Bachelor of Commerce degree (1956) and a Masters of Business Administration degree (1963), both from Santa Clara University of California.  Mr. Beaulieu is involved with one socially focused organization in the health field.

Chairman of the Board of Directors

Member of the Audit Committee(2)

Member of the Human Resources and Compensation Committee

Member of the Nominating and Corporate Governance Committee

Member of the Strategy Committee

17,645 Common Shares(1)

Dr. Warren J. Baker (74), a US citizen, of Avila Beach, California, USA, joined Westport's board in September of 2002.  He is currently Chair of the Nominating and Corporate Governance Committee.  He is retired President Emeritus having served as  President of California Polytechnic State University in San Luis Obispo, California from 1979 until August 1, 2010.   Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a member of the board of directors of the California Council for Science and Technology, and a former member of the US Business-Higher Education Forum.  Dr. Baker has served as a member of the US National Science Board appointed by President Reagan serving two terms from 1985 to 1994. He has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation.  From 1994 to September 2012, Dr. Baker was a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals, where he also served terms as Chair of the Audit Committee, the Governance Committee, and HR and Compensation Committee.  Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers' Education Foundation, and is currently Chair of the Board of Governors, US - Mexico Foundation for Science.

Chair of the Nominating and Corporate Governance Committee Member of the Human Resources and Compensation Committee Member of the Strategy Committee 11,642 Common Shares(1) 23,568 Options(1)

M.A. (Jill) Bodkin (69), a Canadian citizen, of Vancouver, British Columbia, Canada, joined the Board in July 2008.  She has been Chair and Chief Executive Officer of Golden Heron Enterprises since 1996.  From 2007 through 2010, Ms. Bodkin was also Director for Canadian Development for KCTS 9 Television, the Seattle, Washington based Pacific Northwest PBS station.  Ms. Bodkin is the President of Yaletown Venture Partners VCC, Vancouver, and is a member of the Board of Syracuse University's Maxwell School of Citizenship and Public Affairs.  From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia.  After her early career in trade and finance in Ottawa, in 1981, Ms. Bodkin became British Columbia's first woman Deputy Minister, responsible for financial institutions, and, until 1987, Founding Chair of the British Columbia Securities Commission.  Her mid-career graduate studies were in public finance at the Maxwell School, Syracuse University.  Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the Boards of Directors of the Laurentian Bank of Canada and KCTS 9 Television, and President of the Board of Pacific Coast Public Television.  She has served on the Oversight Council for the Canadian Institute of Chartered Accountants, advisory boards on investment and trade to Canadian and British Columbia Cabinet Ministers, and Boards of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation.

Chair of the Human Resources and Compensation Committee Member of the Audit Committee(2) Member of the Strategy Committee 7,460 Common Shares(1)
David R. Demers (57), a Canadian citizen, of West Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a member of the Board since the company was formed in March of 1995.  Mr. Demers obtained a Bachelor of Physics degree in 1976 and a Bachelor of Law degree in 1978, both from the University of Saskatchewan.  Mr. Demers is also a member of the board of directors of Primero Mining Corp.

Chief Executive Officer Member of the Strategy Committee 127,257 Common Shares(1) 308,297 Units(1)(3) 38,631 Options(1)
Nancy S. Gougarty (56), a US citizen, of Shanghai, China, has been a member of the board since February 2013.  Ms. Gougarty most recently served as the vice president for TRW Automotive Holdings Corp. ("TRW") operations in the Asia-Pacific region located in Shanghai, China from January 2008 until 2012.  Joining TRW in 2005, her previous positions included the vice president of product planning, business planning and business development, and the vice president of braking, electronics and modules for Asia-Pacific. Ms. Gougarty's distinguished career began in 1978 when she started with General Motors' Packard Electric division, first as an industrial engineer; she later took on various roles in application engineering, finance, operations, and sales and engineering with increasing responsibility.  In 1997, she was named Managing Director for Delphi Corporation's joint venture in Shanghai, followed by a series of appointments accountable for strategic growth in Asian countries.  After the successful post as the Director for Packard Electric, Asia Pacific and establishment of Delphi Corporation, Ms. Gougarty spent three years leading Delphi's largest account as Global Account Director General Motors.  She holds an EMBA degree from Case Western Reserve University and a bachelor's degree of science in industrial management from University of Cincinnati.

Member of the Human Resources and Compensation Committee Member of the Strategy Committee

Philip B. Hodge (48), a Canadian citizen, of Calgary, Alberta, Canada has been a member of the board since June 2012.  He is the President, Chief Executive Officer and Director of Pine Cliff Energy Ltd., a Canadian junior oil and gas company listed on the Toronto Venture Exchange since January 2012.  Mr. Hodge most recently held the positions of Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration, one of the largest conventional oil and natural gas producers in North America.  Prior to that, Mr. Hodge was a Managing Director at Mackie Research Capital Corporation and J.F. Mackie & Co., Calgary based investment banks.  From 2000 to 2006, Mr. Hodge was Vice-President and General Counsel of Westport where he was responsible for legal, corporate governance, strategic partnership and corporate development functions, as well as the formation and growth of the company's business in China.  Prior to 2000, Mr. Hodge was a partner at Bennett Jones LLP, a Canadian national law firm, practicing in that firm's securities and mergers and acquisitions teams in its Calgary office.  Mr. Hodge has a Bachelor of Commerce and Bachelor of Law from the University of Alberta.

Member of Audit Committee(2) Member of the Strategy Committee 2,500 Common Shares(1)
Dr. Dezsö J. Horváth (70), a Canadian citizen, of Toronto, Ontario, Canada, has been a member of the Board since September 2001.  He is currently Chair of the Strategy Committee.  He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977.  He holds an Electrical Engineering degree, as well as degrees in management (MBA, Licentiate, PhD) from Swedish universities.  After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities.  In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields.  In addition to his membership on corporate boards in the past, Dr. Horváth is currently a Director of Inscape Corporation (since 2003), Samuel, Son & Co. Limited (since 2007) and UBS Bank (Canada) (2009).  He is also a Director of The Toronto Leadership Centre (since 1998) and the Canada-India Business Council (C-IBC) (since 2009).  As well, he is on the International Advisory Council of the St. Petersburg University School of Management, Russia (since 1996), Guanghua School of Management, Peking University, China (since 2007), Fundaçäo Dom Cabral (FDC), Brazil (since 2009).   Dr. Horváth is a member of the Strategic Management Society (SMS), the Academy of Management (AOM) and the Academy of International Business (AIB).  In 2004, he was named AIB International Dean of the Year.  Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada.  In 2012, he received the Queen's Diamond Jubilee Medal in recognition of his achievements and significant contributions to Canada.

Chair of the Strategy Committee Member of the Audit Committee(2) 58,251 Common Shares(1) 19,283 Options(1)

Douglas R. King (70) a US citizen, of Hillsborough, California, USA, joined the Board in January 2012.  Mr. King is a Certified Public Accountant with significant experience in the accounting industry, including over 30 years of auditing experience at Ernst & Young LLP where he served in various capacities in multiple offices.  Mr. King served as the managing partner at the San Francisco office of Ernst & Young LLP from 1998 to 2002.  Currently, Mr. King is a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Governance Committee at Silicon Graphics International Corp. (NASDAQ:SGI); member of the Board of Directors, Chairman of the Audit Committee, and member of the Executive Compensation and Finance Committees at SJW Corp. (NYSE:SJW); and a member of the Board of Directors, Chairman of the Audit Committee and member of the Executive Compensation Committee of the private company Adaptive Spectrum and Signal Alignment, Inc.  Previously, Mr. King was a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Committee at Fuel Systems Solutions (NASDAQ:FSYS) from April 2006 until July 2010 and a member of the Board of Directors, Chairman of the Audit Committee and member of Executive Compensation and Special Committees of Marvell Technology Group (NASDAQ:MRVL) from April 2004 until October 2007.  Mr. King has a Bachelor of Science degree from the University of Wisconsin (Madison) and a Masters of Business Administration degree from the University of Arkansas.

Member of the Strategy Committee Member of Nominating and Corporate Governance Committee Chair of Audit Committee(2) 1,813 Common Shares(1)
Dr. Albert T. Maringer (67) a Canadian citizen, of Canmore, Alberta, Canada joined the Board in July 2008.  Dr. Maringer has been the founder, President and Chief Executive Officer of Maringer Consulting Alberta Ltd. since June of 2007.  Maringer Consulting provides consulting services with respect to technological infrastructure and innovation in the energy and alternative energy industries, as well as general international management consulting for private sector enterprises and coaching services to senior executives.  Prior to 2007, Dr. Maringer held the position of President and Chief Executive Officer of Siemens Canada Limited from 2000 to 2006.  Dr. Maringer's career with Siemens AG spans a 46 year period during which, prior to 2000, Dr. Maringer held the following positions within Siemens AG's operations or subsidiaries:  President, ATD TD Division for five years; General Manager of North America Motor Operations for four years; plus various management and engineering leadership roles including strategy development, R&D, manufacturing and project management.  Dr. Maringer has served as a member of the board of directors for The Conference Board of Canada in Ottawa.  He has also served as a member of the board of directors of the Canadian Nuclear Association.  Dr. Maringer was a member of the Board of Trustees, Calgary Zoo, Calgary, and is a director and Chairman Emerit with the German-Canadian Chamber of Commerce and Industry.  Dr. Maringer is Member of the Board (Aufsichtsrat) of Guardus AG in Ulm/Germany, was Chairman of the board of Clinicare Inc., a healthcare information technology company in Calgary, Alberta, and an advisory board member of Skypower Corporation in Toronto, Ontario.  He is past Chairman of Utilicase, a privately held software company in Montreal.  Dr. Maringer is a member of the advisory committee for the Center for German-European Studies at York University, Ontario, serves on the advisory council of the Schulich School of Business, Ontario, and is a Professor and holds a Chair of International Management, Friedrich- Schiller-Universität in Germany.

Member of the Strategy Committee Member of Nominating and Corporate Governance Committee 3,588 Common Shares(1) 9,285 Options(1)

Gottfried (Guff) Muench (61), a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board in July 2010.  Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager-Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana.  In 1986, Mr. Muench became the owner and principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for western Canada that now serves customers in eight different provinces and territories.  From 2001 to 2002, Mr. Muench also served as the first President of Cummins Westport Inc.

Vice Chair of the Board of Directors Member of the Strategy Committee Member of Human Resources and Compensation Committee 4,398 Common Shares(1)

Notes:

(1)
The number of Common Shares, Options, and Units beneficially owned or controlled are provided as at February 28, 2013.  The information as to this number, not being within the knowledge of Westport, has been furnished by the respective nominees.

(2)	For further information on the Audit Committee's composition, mandate and other matters please refer to the section entitled "Audit Committee Matters" in Westport's Annual Information Form.
(3)	Certain of such Units are subject to a performance factor and may result in the issuance of more (up to two times) or less Common Shares then represented by the number of Units.

Westport has a compensation policy for its non-management directors of primarily compensating such directors with an annual retainer payment.  See information in this Circular under the heading "Director Compensation".

Majority Voting Policy

The Board has adopted a majority voting policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Nominating and Corporate Governance Committee of the Board for consideration promptly following the meeting.  This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected.  The Nominating and Corporate Governance Committee shall consider the resignation and shall provide a recommendation to the Board.  The Board will consider the recommendation of the Nominating and Corporate Governance Committee and determine whether to accept it within 90 days of the applicable meeting and a news release will be issued by Westport announcing the Board’s determination.  A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

Additional Disclosure Relating to the Directors

No proposed director or personal holding corporation of a proposed director:

(a)
is, as at the date of this Circular, or has been, within 10 years of the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including Westport) that,

(i)	was subject to an "order" (as defined in Form 51-102F5) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an "order" (as defined in Form 51-102F5) that was issued after the proposed director ceased to be a director, chief executive officer of chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date of this Circular, or has been within 10 years of the date of this Circular, a director or executive officer of any company (including Westport) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Westport has requested that KPMG LLP, Chartered Accountants, act as independent auditors for Westport, subject to Shareholder approval.  Unless otherwise directed, the persons named in the Proxy intend to vote in favor of the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia as auditors of Westport, to hold office until the close of the next annual meeting of Shareholders, at a remuneration to be determined by the Board of Directors.  KPMG LLP has acted as auditors of Westport since 1995.

Additional information relating to KPMG LLP's fees for Fiscal 2012 is contained in the Corporation's Annual Information Form for the year ended December 31, 2012.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors and the Westport structures, traditions, and processes of leadership and stewardship.  It relates to accountability oversight, role definitions, and the assignment of power and responsibilities governing communications with Shareholders.  Westport also believes that corporate governance is about creating a culture of openness among all of the Westport stakeholders.

The Board of Directors has always believed that effective corporate governance is critical to the continued and long-term success of Westport, and contributes to maximized Shareholder value over time.  Westport continually updates and modifies its governance practices in these changing times, and the Board of Directors is of the view that Westport's general approach to corporate governance is appropriate for a company the size of Westport.  The following discussion discloses details of Westport's corporate governance practices.

-

Board of Directors

Structure and Composition

The Board of Directors is currently composed of ten directors.  The Board of Directors has established criteria for the selection of new directors, and for the evaluation of current directors, in an effort to foster a diversity of viewpoints and to ensure a depth of business and other valuable experience.

National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") suggests that the board of directors of every listed corporation should be constituted with a majority of individuals who qualify as independent directors.  An independent director is a director who has no direct or indirect relationship with the issuer which could, in the view of the Board of Directors, be reasonably expected to interfere with the director's independent judgment.  Nine of Westport's ten directors nominated for election at the Meeting, being Dr. Warren J. Baker, Mr. John A. Beaulieu, Ms. M.A. (Jill) Bodkin, Ms. Nancy S. Gougarty, Mr. Philip B. Hodge, Dr. Dezsö J. Horváth, Mr. Douglas R. King, Dr. Albert T. Maringer and Mr. Gottfried (Guff) Muench, are considered to be independent within the meaning of NP 58-201 and the Nasdaq Listing Rules.  Mr. David R. Demers is an officer of Westport, and is considered to be non-independent by reason of his employment with Westport.

To ensure the independence of the Board of Directors in the discharge of its responsibilities, all of the committees of the Board of Directors, with the exception of the strategy committee, are currently comprised entirely of independent directors.  In addition, Mr. Beaulieu, an independent director, has been appointed Chairman of Westport.  The Board of Directors also affords the independent directors of Westport the opportunity, at every meeting, to meet without management present in sessions chaired by the Chairman to discuss any procedural or substantive issues.  And finally, certain specific functions of the Board of Directors are the exclusive responsibility of the independent directors, including revising the Charter of the Board of Directors and the position descriptions for Chairman or Chief Executive Officer.

Other Directorships

A number of members of the Board of Directors are presently also directors of other reporting issuers (or the equivalent).  Such other directorships are disclosed in the table under the heading "Election of Directors".

Mandate and Charter of the Board of Directors

The mandate of the Board of Directors, as prescribed by corporate statute, is to manage or supervise the management of the business and affairs of Westport, and to act honestly and in good faith with a view to the best interests of Westport.  In fulfilling its mandate, the Board of Directors is responsible for the stewardship of Westport and, as part of that responsibility, assumes responsibility for the following matters: (i) selecting, appointing, and (if necessary) terminating the Chief Executive Officer; (ii) Chief Executive Officer succession planning, including monitoring the performance of senior management of Westport; (iii) approving the compensation of Westport's senior management team (other than the Chief Executive Officer); (iv) adoption of a strategic planning process, approval of strategic plans, and monitoring performance against those plans; (v) approving annual capital and operating plans, and monitoring performance against those plans; (vi) approving policies and processes to identify business risks, to address what risks are acceptable to Westport, and to ensure that systems and actions are in place to manage such risks; (vii) approving policies and procedures that enhance the integrity of Westport's internal control and management information systems; (viii) implementing an appropriate, formal orientation program for new Westport directors; and (ix) approving a Westport communications policy.  The full text of the Westport Board of Directors' Charter is attached as Schedule "A" hereto.  The documents incorporated in the Board of Directors' Charter by reference, being the board committee charters and position descriptions, are available on Westport's website at: http://www.westport.com/investors/corporate-governance.

The Board of Directors annually reviews its Charter to ensure that it is up to date and is current with all of the legislative changes occurring in the corporate governance field.  In some instances, Westport has chosen to adopt various policies and guidelines that are not yet legally imposed on Westport, but that the Board of Directors feels are effective governance practices that can further protect the rights of Shareholders and contribute to the continuous efforts to maximize Shareholder value.

Some of the governance policies, guidelines and practices that Westport has adopted into its Board of Directors’ Charter are as follows:

•	Westport directors are required to hold a minimum of one times their annual retainer in Common Shares or Units, to be acquired over a three-year period;

•	each of Westport's executive officers is required to hold a minimum of one times his or her annual salary in Common Shares or Units, to be acquired over a five-year period;

•	no loans shall be made from Westport to any of its officers or directors;

•	unless approved by the Board of Directors, the Chief Executive Officer is prohibited from exchanging board of director positions with the chief executive officer of another public corporation;

•	unless approved by the Board of Directors, three or more Westport directors are prohibited from sitting on another public company board of directors together;

•	the Nominating and Corporate Governance Committee shall review the retention of a director upon a change of work or employment by that director;

•	every Westport executive officer requires the approval of the Board of Directors before accepting a seat on the board of directors of another public company;

•
the Board of Directors shall, on a regular basis, both formally and informally, gain regular exposure to members of management for the purposes of evaluating executive succession and other purposes.  In addition, directors may, should they desire, be entitled to consult with any member of management on an as-needed basis if they deem such meeting necessary in the carrying out of their responsibilities and duties;

•
developing position descriptions for the Chairman of the Board of Directors, Chief Executive Officer and Corporate Secretary.  These can be found on Westport's website at: http://www.westport.com/investors/corporate-governance/; and

•
the requirement that all directors disclose any conflicts of interest, or potential conflicts of interest, and refrain, subject to certain exceptions, from discussing or voting on any matters when such a conflict or potential conflict arises.

Orientation and Continuing Education

Westport's orientation program includes meetings with the Chairman to better understand the role of the Board of Directors, its committees and its directors and with executive officers to understand the nature and operations of Westport's business.  New members of the Board of Directors are also provided with copies of the Charter of the Board of Directors and of the committees of the Board of Directors, the most recent strategic plan and other pertinent information.  Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to Westport.  Westport encourages its directors to undertake additional continuing education and budgets an amount equal to $2,000 per director, per year, for such continuing education.

Meetings of the Board of Directors

The Board of Directors meets as necessary during the year, with at least four of those meetings in Fiscal 2012 being in person.  In addition, the Board of Directors may hold unscheduled additional meetings from time-to-time as business needs require.  The Board of Directors had eight meetings in Westport's last fiscal year, four times in person, and four times by telephone conference call.  At every meeting there is the opportunity for the independent directors to meet without management or related directors present in sessions chaired by the Chairman to discuss any procedural or substantive issues.

Compensation Governance

To assist the Board of Directors of the Corporation in determining the appropriate level of compensation to pay the Chair of the Board, directors, and executive officers, the Board has established the HRC Committee composed of entirely independent directors as described below.  The HRC Committee has also been delegated responsibility for determining the Chief Executive Officer's compensation.

The HRC Committee recommends to the Board of Directors of the Corporation the appropriate compensation of the Corporation's directors and the executive officers (other than the CEO).   The Committee's recommendations are reached primarily by comparison of the remuneration paid by Westport with the remuneration paid by other public companies that the HRC Committee feels are similarly placed within the same business of Westport.  The HRC Committee uses the same methodology to evaluate the CEO's compensation.

In addition, the Corporation's CEO and directors and officers may be granted equity-based compensation under the Westport Omnibus Plan.

In Fiscal 2012, the Corporation retained Frederic W. Cook to advise on compensation for the Corporation's executive officers and board of directors.  Frederic W. Cook was retained on March 19, 2012.  See also "Compensation Discussion and Analysis."

Executive Compensation Related Fees

Frederic W. Cook provided services in the amount of U.S. $130,000 for Fiscal 2012 and was paid U.S. $107,733 for the previous fiscal year for services relating to determination of executive or director compensation.  The HRC Committee Chair approves all services provided by Frederic W. Cook

Position Description for the Chairman of the Board of Directors and Committee Chairs

The Board of Directors has established written descriptions of the positions of the Chairman of the Board of Directors, and a general position description for the chair of the committees of the Board.  The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chairman of the Board) or the committee (in the case of a chair of a committee).

The principal responsibility of the Chairman of the Board of Directors is to ensure the independence of the Board of Directors in the discharge of its responsibilities.  In this regard, the Chairman, individually or with the support of the Nominating and Corporate Governance Committee, shall consult with the Chief Executive Officer on selection of Committee members and chairmanships, Board of Directors meeting agendas, the format and adequacy of information provided to the directors, and the effectiveness of Board of Directors meetings.  The Chairman shall advise the Chief Executive Officer with respect to the agenda for the directors' annual governance and strategic planning retreat.  The Chairman shall also consult directly with other directors on issues of Board of Directors independence or dissent, potential conflict of interest situations, and personal liability matters.  The Chairman participates with the members of the HRC Committee in evaluating the performance of, the Chief Executive Officer.

Position Description for Chief Executive Officer

The Board has adopted a written position description for the Chief Executive Officer a copy of which is posted and available on the Westport website at http://www.westport.com/investors/corporate-governance.

Board of Director Committees

Members of Westport's management are frequently invited to participate in meetings of the standing committees of the Board of Directors (the "Committees") in order to provide management insight and information for the benefit of Committee deliberations.  As a matter of practice, the Committees may, at their discretion, conduct any portion or all of their meetings without management representation to facilitate their independence of management.  All members of the Board of Directors are invited to participate in Committee meetings regardless of whether they are members of the Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Committee.  In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes.

Standing Committee Composition

The Board of Directors gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotation of chairmanship of the Committees.

The current Committees, their current members and the number of times each Committee met during the past fiscal year are set forth below.

Committee	Members	Number of Meetings
Audit	Douglas R. King (Chair)(1) John A. Beaulieu M. A. (Jill) Bodkin Dr. Dezsö J. Horváth Philip B. Hodge	6 (2 in person, 4 by conference call)
Human Resources and Compensation	M. A. (Jill) Bodkin (Chair) Dr. Warren J. Baker John A. Beaulieu Nancy S. Gougarty(2) Gottfried (Guff) Muench(3)	4 (3 in person, 1 by conference call)
Nominating and Corporate Governance	Dr. Warren J. Baker (Chair) John A. Beaulieu Douglas R. King Dr. Albert T. Maringer(4)	2 (2 in person, 0 by conference call)
Strategy
Dr. Dezsö J. Horváth (Chair)
Dr. Warren J. Baker
John A. Beaulieu
M. A. (Jill) Bodkin
David R. Demers
Nancy S. Gougarty(2)
Philip B. Hodge
Dr. Albert T. Maringer
Gottfried (Guff) Muench
Douglas R. King
2 (2 in person, 0 by conference call)

Notes:

(1)	Douglas R. King was appointed Chair of the Audit Committee on April 12, 2012. Gottfried (Guff) Muench was Chair of the Audit Committee during the period January 1, 2012 to April 11, 2012.
(2)	Nancy S. Gougarty became a member of the Human Resources and Compensation Committee and the Strategy Committee effective February 8, 2013.
(3)
Gottfried (Guff) Muench became a member of the Human Resources and Compensation Committee since April 12, 2012, and served as a member of the Nominating and Corporate Governance Committee effective from April 12, 2012 until February 8, 2013.

(4)	Dr. Albert T. Maringer also served as a member of the Human Resources and Compensation Committee effective from July 15, 2011 until February 8, 2013.

Committee Meetings Membership and Attendance

Regular meetings of the Committees are held throughout the year as required, and the Audit Committee meets at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management discussion and analysis, and related filings.  The following table reflects the attendance of each of the directors for the year ended December 31, 2012 for meetings of the Board of Directors and the Audit Committee.

Name	Board Meetings In Person	Board Meetings Telephonic(1)	Audit Committee(2)	In Person Board and Audit Committee Meetings (if a member) Individual Attendance Rate
Dr. Warren J. Baker	4 of 4 = 100%	4 of 4 = 100%	- -	100%
John A. Beaulieu	Chair 4 of 4 = 100%	4 of 4 = 100%	6 of 6 = 100%	100%
M.A. (Jill) Bodkin	4 of 4 = 100%	4 of 4 = 100%	6 of 6 = 100%	100%
David R. Demers	4 of 4 = 100%	4 of 4 = 100%	- -	100%
Nancy S. Gougarty (3)	N/A	N/A	N/A	N/A
Philip B. Hodge (4)	2 of 2 = 100%	1 of 1 = 100%	6 of 6 = 100%	100%
Dr. Dezsö Horváth	4 of 4 = 100%	4 of 4 = 100%	6 of 6 = 100%	100%
Dr. Sarah Liao Sau Tung (5)	1 of 1 = 100%	0 of 2 = 0%	- -	100%
Douglas R. King(6)	4 of 4 = 100%	4 of 4 = 100%	Chair(6) 6 of 6 = 100%	100%
Dr. Albert T. Maringer	4 of 4 = 100%	4 of 4 = 100%	- -	100%
Gottfried (Guff) Muench(6)	3 of 4 = 75%	4 of 4 = 100%	1 of 1 = 100%	75%

Notes:

(1)	Board telephonic meetings are for the most part informational and attendance is not mandatory.
(2)	Board meetings were held as necessary to approve the financial statements immediately after the Audit Committee meetings.
(3)	Ms. Gougarty joined Westport’s Board of Directors in February 2013.
(4)	Mr. Hodge joined Westport's Board of Directors in June 2012.
(5)	Dr. Tung resigned as director of Westport effective April 12, 2012.
(6)	Douglas R. King was appointed Chair of the Audit Committee on April 12, 2012. Gottfried (Guff) Muench was Chair of the Audit Committee during the period January 1, 2012 to April 11, 2012.

A summary of the activities and responsibilities of each of the Committees is set out below.

Audit Committee

The primary responsibility for Westport's financial reporting, accounting systems, and internal controls is vested in senior management and is overseen by the Board of Directors.  The Audit Committee has been established to assist the Board of Directors in fulfilling its responsibilities in this regard.  The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport.

Each member of the Audit Committee is required to possess a basic level of "financial literacy" (defined as the ability to read and understand fundamental financial statements), and at least one member should qualify as a "financial expert" (as defined by Item 407(d)(5) of Regulation S-K under the Exchange Act) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual.  The Board of Directors has determined that Douglas R. King qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent.

The Audit Committee has unrestricted access to Westport's employees and documents and to its external auditors, and is provided with the resources necessary to carry out its responsibilities.  The Audit Committee and the external auditors meet at least quarterly without the presence of Westport management to review any areas of material disagreement with Westport management or other issues of concern, including assessing the cooperation received by the auditors in the conduct of their audit and their access to all requested records, data, and information.  As necessary or desirable, the Chair of the Audit Committee may also request that the external auditors be present at any other meetings of the Audit Committee, the Board of Directors or Shareholders.

The Audit Committee and Westport's Chief Financial Officer also meet, at least annually, in order to review the execution of management's reporting and financial management responsibilities, as well as any other areas of concern to the Audit Committee.  The Audit Committee also meets, at least annually, with external legal counsel, to review legal matters that in the legal counsel’s or the Audit Committee’s opinion may have a material impact on the financial statements, Westport's compliance policies, and any material reports or inquiries received from regulators or government agencies.  All members of the Audit Committee are independent.

It is not the duty of the Audit Committee to plan or conduct audits or to determine that Westport’s financial statements are complete, accurate and in accordance with generally accepted accounting principles.  The external auditor is responsible for planning and conducting audits.  Management is responsible for preparing complete and accurate financial statements in accordance with generally accepted accounting principles.

The Audit Committee is charged with the following specific responsibilities:

•
The Audit Committee is responsible for reviewing the work and performance of Westport's auditors, making a recommendation for the annual appointment of Westport's external auditors and their compensation, and ensuring the independence of the external auditors.  Such a review includes approval of the proposed scope of the auditors' engagement, reviewing the scope of their work, evaluating their performance and resolving any disagreements between management and the external auditor and pre-approving any non-audit services or delegating such authority as permitted.  The Audit Committee additionally reviews at least annually with the external auditors:

•	the auditors' internal quality control procedures;

•	any material issues raised;

•	any steps taken to deal with such issues; and

•	all relationships between the auditors and Westport.

Further, the Audit Committee reviews with the auditors matters relating to the conduct of the audit, discusses with management and the auditors any issues or disclosure requirements regarding (a) the use of "pro-forma" or "adjusted" non-GAAP information, (b) any off-balance sheet arrangements, and (c) significant business risks or exposures, and monitors the audit partners’ rotation required by law.

As part of the risk management oversight responsibility of the Board of Directors, the Audit Committee is responsible for assessing the range of risks and making recommendations to the Board of Directors regarding appropriate responsibilities for the identification, monitoring, and management of these risks.  The Audit Committee is focused primarily on identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport, but, as part of its oversight of the system of internal controls, also reviews the effectiveness of the overall process for identifying principal business risks and provides its view to the Board of Directors.

The Audit Committee is responsible for overseeing the design and implementation of an effective system of internal control over financial reporting by Westport management, including the internal audit function, and identifying any responsibilities assumed by the Audit Committee for the oversight of internal control beyond financial reporting.

Prior to any public disclosure, the Audit Committee shall review the following:

(a)
draft or final quarterly and annual financial statements and related documents, in order to satisfy itself that all disclosures are consistent with the disclosures contained in the financial statements and are in compliance with regulatory requirements and industry standards;

(b)           public financing documents and prospectuses; and

(c)	other draft timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.

The Audit Committee is required to recommend to the Board of Directors the approval of the final annual financial statements and related management discussion and analysis and, in each instance where a draft is reviewed. Westport’s CFO is required to affirm that no significant changes have been made to the draft other than those specifically agreed to by the Audit Committee for inclusion.

The Audit Committee: (a) reviews and approves the annual audit plan and all major changes; (b) reviews and discusses with internal auditors the scope, progress and results of executing the internal audit plan; (c) receives reports on the status of significant findings, recommendations and management’s responses; (d) reviews the charter,  reporting relationship, activities, staffing, organizational structure, and credentials of the internal audit department; (e) reviews and concurs in the appointment, replacement, reassignment or dismissal of the Internal Audit Director; and (f) reviews the annual performance of the internal audit function.

The audited consolidated financial statements of Westport may include the results of other companies, in whole or in part, in which Westport maintains an equity interest.  In addition, an investor company could include the disclosure of Westport's results or the results of a co-owned subsidiary in their financial statements.  The Audit Committee is responsible for establishing a coordination and communications framework with the accountants, auditors, and audit committees of these companies, and for satisfying itself that Westport's consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.

The Audit Committee has also reviewed management's process to receive, assess, and address complaints received by Westport and related companies regarding accounting, internal controls or auditing matters and its procedures for the confidential, anonymous submission by Westport employees of questionable financial practices.  The Audit Committee reviews this process annually.

Additional responsibilities of the Audit Committee include the annual review and reassessment of the adequacy of the Audit Committee Charter, the annual evaluation of its own performance and the annual review of directors’ and executive officers’ expenses, related party transactions and conflicts of interest.

Additional information respecting the Audit Committee, including information relating to its composition, the education and experience of its members, and the text of Westport's Audit Committee Charter is contained in Westport's Annual Information Form.  All members of the Audit Committee are independent and financially literate.  Mr. Douglas R. King is the audit committee financial expert.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has the following responsibilities:

•
Developing and monitoring Westport's general approach to governance issues and applicable guidelines, and, through the Chair of the Nominating and Corporate Governance Committee, making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Evaluating whether the Board has in place appropriate structures and procedures implemented to allow it to function with the proper degree of independence from management.

•
Reviewing at least annually the Charter of the Board of Directors in light of corporate, market and legal developments, revising it from time to time, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Reviewing and developing guidelines for the operation of the Board of Directors, including its functions, size and composition, and minimum attendance guidelines.

•	Reviewing at least annually the charter, structure, composition, membership, minimum attendance guidelines and functions of each committee.

•	Reviewing at least annually the Board of Directors' succession planning arrangements for members of the Board of Directors and the Chair of the Board of Directors and each committee.

•
Identifying the required competencies and characteristics of potential directors, periodically developing lists of candidate directors, and making recommendations to the Board of Directors in this regard for discussion and final approval, where the Nominating and Corporate Governance Committee determines that such recommendation would be helpful to the Board of Directors.

•
Organizing and providing an orientation and continuing education program for new and current directors respectively and reviewing this program each year, with the support of Westport's human resource professionals.

•
Performing, with the guidance of the Chairman of the Board of Directors, regular assessments on no less than an annual basis, of the Board of Directors, committees and individual directors, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Reviewing and initiating discussions on corporate governance issues and policies as appropriate, with regard to such matters as takeover bids, shareholders rights plans, conflicts of interest, corporate business ethics, and other specific corporate governance issues.  Specific committees may also be formed from time to time to focus specifically on one or more of these matters.

•
Considering and approving, where appropriate, the engagement of the services of outside experts and advisors at the expense of Westport, when so requested by individual directors. The Nominating and Corporate Governance Committee shall arrange for access to the records of Westport as is required by such experts in order to complete their work for the Board of Directors.

•
The Nominating and Corporate Governance Committee acts as a nominating committee to consider if and when new individuals are to be proposed for election or appointment to the Board of Directors, having regard to the competencies, skills and personal qualities of potential candidates and existing members of the Board of Directors.  All members of the Nominating and Corporate Governance Committee are independent.

Human Resources and Compensation Committee

The HRC Committee is composed entirely of independent directors and has the following responsibilities:

•	Making recommendations to the Board of Directors regarding the selection, appointment, and (if necessary) termination of the Chief Executive Officer.

•
Evaluating the succession planning process for, and monitoring the performance of, the Chief Executive Officer and executive officers, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Evaluating, together with the Chief Executive Officer, a position description for the Chief Executive Officer, setting out the Chief Executive Officer's authority, duties and responsibilities, defining the scope of management's responsibilities, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
With leadership from the Chairman of the Board of Directors and in consultation with the Chief Executive Officer, recommending and assisting the Board of Directors in establishing the corporate objectives for which the Chief Executive Officer is responsible for meeting, and the metrics to measure the Chief Executive Officer's performance.

•
Evaluating and setting the level and forms of compensation for the Chief Executive Officer and evaluating the level and forms of compensation for the non-Chief Executive Officer executive officers, in light of Westport's financial and non-financial performance, and making recommendations to the Board of Directors in regard to such compensation for non-Chief Executive Officer executive officers for discussion and final approval.

•
Evaluating the level and forms of compensation for the directors, in light of Westport's financial and non-financial performance and commensurate with the responsibilities and risks in being an effective director, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Reviewing the overall parameters of Westport's equity based compensation plans and executive performance incentive programs.

•	Authorizing and approving grants of Awards under the Westport Omnibus Plan to directors and officers, in co-ordination with the Board's approval of overall compensation for directors and officers.

•	Authorizing and approving grants of Awards under the Westport Omnibus Plan to employees (other than officers) in co-ordination with management's recommendation regarding such grants.

•	Periodically reviewing Westport's long term savings plan, and other benefit plans, as applicable, to evaluate their appropriateness.

•	Reviewing public or regulatory disclosure respecting compensation, and the basis on which performance is measured.

In completing the foregoing responsibilities, the HRC Committee shall, when it considers it to be appropriate, engage independent consultants or compensation specialists, or subscribe to publications, in order to provide analysis of executive and director compensation levels and practices in the marketplace.  Such analysis shall be used in determining whether Westport's overall compensation strategies and levels for directors and executive officers are competitive with those of its peer group companies.  For information relating to the executive compensation, see "Compensation Discussion and Analysis" above.

Our HRC Committee members have significant past experience as directors, committee members and/or chief executive officers of public companies and have been involved in various continuing education initiatives. Additionally, Ms. Bodkin has attended both Corporate Board Member (NY Stock Exchange) and Institute of Corporate Directors training on both human resources and compensation committees generally and governance matters.  Dr. Baker served as President of California Polytechnic State University in San Luis Obispo, California from 1979 to 2010.  During such period Dr. Baker had responsibility for development of promotion criteria and evaluation against professional development plans for senior administrators and all faculty.  Dr. Maringer, who was a member of the HRC Committee in calendar year 2012,  held the position of President and Chief Executive Officer of Siemens Canada Limited from 2000 to 2006.  In that role, Dr. Maringer was responsible for setting compensation polices, reviewing performance for the company as a whole and related matters.  Mr. Beaulieu previously acted as a management consultant with Arthur Young and Company and in that role led the development of organizational and compensation programs for national and global companies.  Mr. Muench held various senior positions within Cummins Inc. from 1981 to 2010, including President of Cummins Westport Inc. from 2001 to 2002.  In his role as President of Cummins Westport Inc., he was responsible for setting compensation policies, reviewing and managing company performance, and overseeing other related matters.  Ms. Gougarty has held several senior level roles including vice president for TRW, vice president for Delphi Automotive Systems, Japan and Korea, and as Managing Director for Delphi Corporation’s joint venture in Shanghai.  In these roles she was responsible for operations, including oversight of organizational and human resource management matters.

Strategy Committee

The Board of Directors formed the Strategy Committee in September of 2002 to oversee the implementation of Westport's strategic direction.  The Strategy Committee consults closely with Westport management in fulfilling the following responsibilities:

•	Regularly reviewing, discussing and, when necessary, suggesting revisions to management's vision.

•
Establishing procedural guidelines with management for the development of Westport's strategy and its implementation and clearly identifying the goals and expectations for the Westport strategic planning process.

•	Requiring the Chief Executive Officer to propose a clearly articulated and well-supported strategy for Westport.

•	Assisting management in the development of a strategy that is approved by the Board of Directors.

•	Assisting management in assessing whether management has the business plans and the financial, operational, and human resource requirements necessary to implement its strategy.

•	Assisting management in the expression of Westport's strategy and its planned implementation to the Board of Directors in a written document.

•	Providing ongoing critical evaluation of, and accountability for performance within, the strategy, financial limits, and operating objectives approved by the Board of Directors.

•
Requiring management to provide appropriate knowledge and information, in appropriate detail, consistent with the directors' roles, to enable the directors to make informed decisions on matters coming before the Board of Directors.

•
Overseeing the Board of Directors' knowledge of the particular circumstances of Westport's business and the industry in which it is operating, in order to provide strategic questioning and input, and recognize any critical strategic discontinuities in management's strategic thinking and planning.

•	Exercising discipline in differentiating the directors’ role from management’s role in the development and implementation of Westport's strategies.

•	Understanding, identifying, and discussing the key issues, assumptions, risks, and opportunities that relate to the development and implementation of appropriate Westport strategies.

•
Requiring management to include discussion and management of risks and opportunities (including, without limitation, economic, environmental, ethical, financial, leadership, operational, political, reputational, strategic, competitive and technological risks and opportunities) as key components of the strategic planning process.

•	Participating and leading an annual strategic planning retreat for the Board of Directors and Westport management.

Assessments

The Nominating and Corporate Governance Committee is responsible for regularly assessing the effectiveness of the Board of Directors, its committees and individual directors including the Board Chair on an ongoing basis and reporting to the Board on its assessment.  In December 2012, a Board and Committee questionnaire and Board member skill assessment was submitted to all directors to complete.  The evaluation form asks the directors to assess, among other items, the effectiveness of the following matters: Board operation and process; Board committee rotation; the affairs of the Board; succession planning and the Board's relationship with the CEO; structures and processes for strategy and plans; operating performance, business and risk management; and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance.  The Board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement.  The Nominating and Corporate Governance Committee asks each director to complete the questionnaire and return it to the Chairman of the Board who then reports the results to the Nominating and Corporate Governance Committee and the Board.  The Nominating and Corporate Governance Committee reviews the results and makes any necessary recommendation to the Board for adoption.

Code of Conduct and Ethics

As part of its responsibility for the stewardship of Westport, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport to carry out its business in line with high business and moral standards and applicable legal and financial requirements.  In that regard, the Board:

•	Has established a Nominating and Corporate Governance Committee as described herein.

•
Has adopted a Code of Conduct (the "Code") setting out the guidelines for the conduct expected from directors, officers, employees, contractors, agents and consultants who act on behalf of Westport in any business dealings, including guidelines applicable to trading in Westport's securities.  A copy of the Code has been filed on SEDAR (see "Additional Information" at the end of this Circular) and is available on Westport's website.  All directors, officers and employees must sign off annually on compliance with the Code.  Since the beginning of Westport's last financial year, Westport has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•
Has established a written "Whistleblower Policy" which details complaint procedures for financial concerns. The Whistleblower Policy establishes procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Corporation's accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.  Concerns relating to financial reporting, unethical or illegal conduct can be reported directly to Westport's Internal Audit Department, or through Westport’s Ethics Hotline via voicemail at a designated number, via email to the Ethics Hotline alert email address, or anonymously through the Company's intranet.  Alternatively, concerns may be directed to Westport's Chairman of the Board.

•
Has established a Disclosure Committee of management and adopted a disclosure policy that requires fair, accurate and timely disclosure of material information regarding Westport and its business as further described below under "Westport's Disclosure Policy".

•	Encourages management to consult with legal and financial advisors to confirm Westport is meeting those requirements.

•
Is cognizant of Westport's timely disclosure obligations and reviews all "core" disclosure documents such as financial statements, Management's Discussion & Analysis (MD&A) and certain press releases (principally those relating to financial results, Management's Discussion & Analysis, Annual Information Forms and other core disclosure documents) prior to distribution.

•	Relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Westport's external auditor.

•
Actively monitors Westport's compliance with the Board's directives and requires that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

•
In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, such matters), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Advisory Board

Westport's Advisory Board supports the organization by providing general guidance, information, and recommendations to management and the Board of Directors on a variety of issues, and/or by providing subject matter expertise in functional areas or for specific initiatives and activities.  Such activities can include but are not limited to facilitating government relations or new business partnerships in foreign countries, advising on operational issues, supporting enterprise risk management practices, providing oversight on financial and fiduciary topics, and advising on business strategy.  The Advisory Board brings skills and knowledge that complement the Board of Directors but it does not have formal authority to vote on corporate matters or to govern the organization.

Westport currently has two members on its Advisory Board.  The following table sets forth the names and municipalities of residence, and principal occupations or employment experience of the Advisory Board members.

Joseph P. Caron, of Vancouver, BC, Canada, is currently Strategic Advisor, Asia Pacific at Heenan Blaikie LLP.  Mr. Caron began his international relations career in 1972 as a member of the Trade Commissioner Service. His knowledge of the Japanese language led to assignments in Japan for over 17 years in government and business, including the Canadian Embassy as Minister Plenipotentiary and Head of Chancery. He also subsequently held several positions related to Asian and international economic affairs for the Canadian Government, including serving the Foreign and Defence Policy Secretariat of the Privy Council Office. From 2001 to 2005, he served as Canadian Ambassador to the People's Republic of China with concurrent accreditation in the Democratic People's Republic of Korea (North Korea) and Mongolia. In 2005, he was named Canadian Ambassador to Japan and, in 2008, he served as High Commissioner to the Republic of India. Mr. Caron has been awarded an Honorary Doctorate from Meiji Gakuin University in Tokyo and has also been named a Distinguished Fellow of the Asia Pacific Foundation of Canada as well as an Honorary Research Associate at the Institute of Asian Research of the University of British Columbia. Mr. Caron is a Board member of Manulife Financial Corporation and Vancouver International Airport. Mr. Caron obtained a Bachelor of Arts degree with Honours from the University of Ottawa in 1970.

Brenda J. Eprile, of North York, ON, Canada, has been the Managing Director at Sanford Eprile & Company since 2012, a boutique consulting firm serving a wide variety of clients on a range of regulatory compliance issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1998 to 2000, Ms. Eprile was a Partner at Deloitte and created a regulatory advisory practice for the Canadian member firm of Deloitte focusing on public companies and financial services firms. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. From 1982 to 1985, Ms. Eprile was an audit staff member at Coopers and Lybrand serving a variety of industry sectors including financial services, consumer electronics, and heavy industry. Ms. Eprile is a Chartered Accountant and has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. She is the Chair of the Board of Canada's National Ballet School.

Nomination of Directors

To identify new candidates for nomination to the Board of Directors of Westport, the Board has appointed a Nominating and Corporate Governance Committee whose responsibilities are described above under "Nominating and Corporate Governance Committee".

Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to Westport, the ability to devote the time required and a willingness to serve as a director.

Westport's Disclosure Policy

The Board of Directors approved the adoption of a disclosure policy (the "Policy") on June 28, 2001, which was last updated on February 8, 2013.  The intent of the Policy is to ensure that communications to the investing public about Westport continue to be timely, factual, accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.  The Policy extends to all Westport employees, the Board of Directors, and those authorized to speak on Westport's behalf.  The Policy covers disclosure in documents filed with the securities regulators, and written statements made in Westport's annual and quarterly reports, news releases, letters to Shareholders, presentations by senior management, marketing materials, advertisements, information contained on Westport's web site, as well as other electronic communications.  The Policy also extends to oral statements made in meetings and during telephone conversations with analysts and investors, interviews with the media, speeches, press conferences, and conference calls.

The Board of Directors has appointed Darren Seed, Vice President, Investor Relations and Communications of Westport, as Westport's Investor Relations Officer, and has established a disclosure policy committee (the "Disclosure Committee") responsible for overseeing Westport's disclosure practices.  The Disclosure Committee currently consists of Westport's Chief Executive Officer, Chief Financial Officer, Corporate Counsel, and Vice President, Investor Relations and Communications.  Mr. Seed also serves as secretary to the Disclosure Committee and maintains minutes of the meetings.  The Disclosure Committee meets quarterly or as material disclosure events and market conditions dictate.

The Disclosure Committee has set benchmarks for a preliminary assessment of materiality, and will determine when developments justify public disclosure.  If it is deemed that the information should remain confidential, the Disclosure Committee will determine how that confidential information will be controlled.  The Disclosure Committee reviews and, if necessary, updates the Policy on an annual basis or as needed in order to comply with changing regulatory requirements.

OTHER MATTERS TO BE ACTED UPON

Amendment to the Omnibus Plan

At the Meeting, Shareholders will be asked to approve an ordinary resolution authorizing an amendment to Westport's Omnibus Plan.

A maximum of 3,026,645 Common Shares are issuable pursuant to awards granted under the Westport Omnibus Plan.  As at the date of this Circular, 1,519,187 Common Shares have been reserved for Awards previously granted under the Westport Omnibus Plan (representing approximately 2.7% of issued and outstanding shares of Westport) and 1,084,627 Common Shares remain available for issuance pursuant to awards granted under the Westport Omnibus Plan, representing the aggregate total of such shares under all plans and approximately 2.0% of the Common Shares outstanding on such date.  As of February 28, 2013, Westport had an aggregate of 983,751 Options outstanding under all plans having a weighted-average exercise price of $27.85 and a weighted-average remaining term of 2.00 years.  Also as of February 28, 2013, there were an aggregate of 1,338,918 Units outstanding under all plans.

Westport is proposing to amend the Westport Omnibus Plan to increase the maximum number of Common Shares issuable pursuant to awards granted under the Westport Omnibus Plan to 8,000,000, or approximately 14.5% of the Common Shares outstanding as at February 28, 2013.  Westport relies upon long-term, equity-based incentives, such as awards under the Westport Omnibus Plan, as a key component of its compensation strategy, with a view to aligning the interests of its employees with those of shareholders and providing a form of compensation that benefits both the recipient and Westport (through improved performance).  The proposed amendment to the Westport Omnibus Plan is intended to provide Westport with greater flexibility in issuing awards to its employees, officers, contractors and directors as Westport's business expands together with its ranks.  This form of remuneration is essential in allowing Westport to hire and retain key staff.

The Board of Directors has approved the proposed amendment to the Westport Omnibus Plan, subject to receipt of applicable regulatory and shareholder approvals.  At the Meeting, shareholders will be asked to consider and, if thought fit, approve the following resolution:

"BE IT RESOLVED THAT:

1.
The amendment to Westport Innovations Inc.'s (the "Corporation's") Omnibus Incentive Plan (the "Plan") to provide that the maximum number of common shares of the Corporation which may be issued pursuant to awards granted under the Omnibus Incentive Plan shall not exceed 8,000,000 common shares of the Corporation is hereby approved; and

2.
Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation; to execute and deliver all such documents and instruments and to do all such acts and things as in the opinion of such officer or director may be necessary or desirable to give effect to the foregoing resolution."

Approval Requirements

In order to be effective, the foregoing resolution must be approved by a majority of the votes cast by shareholders, present in person or by proxy, at the Meeting.

Unless otherwise instructed, the persons named in the form of proxy enclosed with this management proxy circular intend to vote FOR the resolution approving the proposed amendment to the Westport Omnibus Plan.

ADDITIONAL INFORMATION

Except as otherwise specified herein, the information set forth in this Circular is provided as of February 28, 2013.

Additional information relating to Westport is available through the Internet at www.westport.com and on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  The information relating to Westport at www.westport.com should not be considered incorporated herein by reference.  Financial information of Westport is provided in the comparative financial statements and management's discussion and analysis of Westport for the most recently completed financial year.  Copies of the financial statements and management's discussion and analysis of Westport may be obtained from the Vice President, Investor Relations & Communications, of Westport at 101-1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at (604) 718-2001.

DATED effective the 28th day of February, 2013.

SCHEDULE "A"
BOARD OF DIRECTORS' CHARTER

THE CHARTER OF THE BOARD OF DIRECTORS OF WESTPORT INNOVATIONS INC.

Purpose of the Charter

The purpose of this Charter for the Board of Directors (the "Board") of Westport Innovations Inc. ("Westport") is to disclose the standards of corporate governance that have been adopted and practiced at Westport.  Westport's Board, Committees of the Board and individual directors shall be assessed on an annual basis for their effectiveness at achieving the standards for corporate governance as set out in this Charter.

The following items are incorporated by reference into, and together comprise, this Board Charter: the Charters of Westport's four Committees of the Board - the Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Strategy Committee, together with the five Position Descriptions for the Non-Executive Chair of the Board, four Committee Chairs, Individual directors, the Chief Executive Officer and the Corporate Secretary.

Westport's Commitment to Effective Corporate Governance

Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation.

The successful implementation of high standards of corporate governance is an important objective that contributes to the continued success of, and public confidence in, Westport.  The establishment of an advanced corporate governance system, supported by a strong, independent and engaged Board, will determine, in part, how Westport is perceived by its various business partners and stakeholder groups, including prospective and current investors, strategic partners, employees, customers, suppliers and regulators.  In addition, an effective governance program will enhance the Board's ability to attract top-tier international corporate directors in its Board succession planning.

Other objectives to be achieved by Westport's continued commitment to effective corporate governance include the following:

(a)
To satisfy prospective investors, directors, strategic partners, employees, customers, suppliers, regulators and the public that Westport's governance standards and practices are sound, possess integrity and transparency of process;

(b)	To demonstrate to Westport's stakeholders that the organization is trustworthy, effective and ethical;

(c)	To promote high levels of individual and organizational performance and accountability;

(d)
To establish diligence in addressing governance issues; governance failure can be very costly and can result in negative publicity, loss of shareholder and organizational support, costly litigation and other penalties; and

(e)	To communicate corporate governance practices in the most relevant and user- friendly framework as possible, consistent with "best practices" in the field.

The Objective of Westport's Board of Directors

In general terms, the Board is responsible for the overall corporate governance of Westport and is charged with overseeing and directing the management of the business and affairs of Westport.  Each director and officer of Westport, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the best interests of Westport; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The objective of the Board, working with management and on behalf of the Westport shareholders, is to help build a strong, healthy and competitive corporation that maximizes shareholder value.

The Board believes that realizing these outcomes can be enhanced through: (i) addressing the corporate objective of enhancing long-term shareholder value while taking into account the interests of other stakeholders; and (ii) conforming to effective standards of corporate governance contained within this Charter.

Overall Responsibilities of the Westport Board of Directors

The Board is responsible for the stewardship of Westport and, as part of this responsibility, shall assume responsibility for the following matters:

(a)	Selecting, appointing and (if necessary) terminating the Chief Executive Officer;

(b)	Chief Executive Officer succession planning, including monitoring the performance of senior management;

(c)	Approving the compensation of the senior management team (other than the Chief Executive Officer);

(d)	Adoption of a strategic planning process, approval of strategic plans, and monitoring performance against plans;

(e)	Approving annual capital and operating plans and monitoring performance against those plans;

(f)	Approving policies and processes to identify business risks, to address what risks are acceptable to Westport and ensuring that systems and actions are in place to manage them;

(g)	Approving policies and procedures that enhance the integrity of Westport's internal control and management information systems;

(h)	Implementing an appropriate, formal orientation program for new directors; and

(i)	Approving a Westport communications policy.

Board Independence from Management

Westport believes in an effective Board that has a high degree of independence from management.  In order to achieve this, the following structures and processes have been adopted:

The Board is constituted with a majority of independent directors

A majority of Westport directors shall be unrelated and independent, in accordance with the standards imposed by the Toronto Stock Exchange, the NASDAQ Manual and any applicable statutes, rules and regulations of the Canadian and United States securities regulatory authorities.

Committees are either composed of a majority, or exclusively, of independent directors

All of the directors on the Audit Committee, the Nominating and Corporate Governance Committee and the Human Resources and Compensation Committee, and at least a majority of the directors on the Strategy Committee, shall be independent and unrelated directors.

The Chair is a check on Board independence

Westport shall have a Chair who is an independent and unrelated director.  The Chair shall be responsible for working to ensure the independence of the Board in the discharge of its responsibilities, as outlined in the Chair's position description, approved by the Board.  The Chair shall also be explicitly responsible for ensuring that an appropriate Committee of the Board monitors the performance of the Chief Executive Officer on a regular basis and that the assessment of the Chief Executive Officer is reported to and discussed by the whole Board.

Executive sessions of independent directors occur at every meeting

Independent directors must meet regularly, but no less than twice per year, without management present.  These sessions provide an opportunity for Board members to discuss any procedural or substantive issues they wish.  The Chair and/or the Board may then discuss with the Chief Executive Officer any issues arising from such meeting.

Access to management

The Board shall, on a regular basis, both formally and informally, gain regular exposure to members of management for the purposes of evaluating executive succession and other purposes.  In addition, directors may, should they desire, be entitled to consult with any member of management on an as-needed basis if they deem such a meeting necessary in the carrying out their responsibilities and duties as directors.

Certain functions remain the exclusive responsibility of independent directors

Lastly, certain specific functions shall be the exclusive responsibility of independent directors, consulting closely with the Chief Executive Officer, who will then bring recommendations to the full Board for approval.  These functions include:

(a)	Revising the Charter of the Board from time to time;

(b)	Developing a position description for the Chair of the Board; and

(c)	Developing a position description for the Chief Executive Officer, as well as indicators to measure the Chief Executive Officer's performance.

Other Effective Westport Corporate Governance Practices

The following practices are designed to make the Board as effective as it can be:

Adequate compensation for directors and explicit performance expectations

The Human Resources and Compensation Committee shall recommend for discussion and Board approval levels and forms of compensation for directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective Westport director.

Each Westport director shall be required to meet the expectations set out in the position descriptions for Westport directors and shall meet minimum attendance requirements, including attending: (i) 80% of all Board and Committee meetings; (ii) the directors' annual governance and strategic planning retreat; and (iii) the Annual General Meeting.

Meetings of the Board will be held as required, but generally 10 times a year.

Effective committee structure and charters

The Chair shall be responsible for putting in place an appropriate Committee structure and shall monitor compliance with the Board and Committee charters.

Board, committee and director assessments

The Chair shall conduct regular assessments of the Board, the Committees of the Board and individual directors.

An effective Corporate Secretary

A Corporate Secretary who has a position description approved by the Board shall support the Board in its work.  The Corporate Secretary shall report to the Chair of the Board.  The Chair shall approve the appointment of the Corporate Secretary and evaluate his or her performance.

Retaining of professional advisors

The Chair of the Board may, in his or her discretion, retain a professional advisor to provide services to the Board or a Committee of the Board, at the expense of Westport.

If an individual director wishes to engage an outside advisor at the expense of Westport for advisory purposes, the engagement of such outside advisor shall be approved by the Chair of the Board or Chair of the applicable Committee of the Board, depending on the circumstances and reason for requesting independent professional advice.

Conditions for re-election of directors

Whether a Westport director stands for re-election at the Annual General Meeting shall be based on: (i) that director's performance as evidenced by his execution of his or her duties and responsibilities; (ii) the confidence of other Board members in that director; (iii) the confidence that Westport shareholders have in that director, if such views are known and considered accurate and considered relevant; (iv) the preferences of the individual director; and (v) the skills, competencies, experience and benefit to Westport of such directors re-election, without undue regard being had to such director's shareholdings in Westport or relationship with existing directors, officers, shareholders or affiliates of Westport.  In addition, the Nominating and Corporate Governance Committee shall review the retention of any director upon a change of work or employment by that director.

Directors' shareholdings

In an effort to better align the interests of the director with the common shareholders of Westport, each director is required to hold a minimum of one times their annual retainer in Westport common shares or performance share units, to be acquired within a three year period, such period commencing on the later of July 9, 2003 and the date that the director was initially elected to the Board.

Executive Officers' shareholdings

In an effort to better align the interests of Westport's senior management team with the common shareholders of Westport, each executive officer of Westport is required to hold a minimum of one times his or her annual salary in common shares or performance share units, to be acquired within a five year period, such period commencing on the later of July 9, 2003 and the date that the individual became a Westport Executive.

Loans for Westport

Westport shall be prohibited from making any loans to any of its directors or officers.

Other Board Memberships

Unless approved by the Board, the Westport Chief Executive Officer is prohibited from swapping directorships with the chief executive officer of another public corporation.

Unless approved by the Board, three or more directors are prohibited from sitting on another public company's board of directors together.

Every executive officer requires the approval of the Board before accepting a directorship of another public company.

Other Westport Corporate Governance Responsibilities

Other areas of responsibility for the Board include the following:

General Responsibility

The principal responsibility of the Board is to promote the best interests of Westport and its shareholders.  This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) approving the compensation of Westport's executive officers (other than the Chief Executive Officer); (iii) adopting policies of corporate governance and conduct, including compliance with applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

Fiduciary duties

The Board must act with a view to the best interests of Westport and its shareholders generally.

Fiduciary duties include, by way of example, the obligation to refrain from (i) voting on contracts where personal financial or other interests conflict with those of Westport; (ii) using insider information in securities transactions; and (iii) appropriating a corporate opportunity for personal benefit.  Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board.  It is the responsibility of each director to ask such questions as may be necessary to satisfy himself or herself that he or she has been supplied with all the necessary information on which to base his or her decisions.  Directors should be familiar with the aspects of the business and affairs of Westport and have a basic understanding of the principal operational and financial objectives, strategies and plans of Westport, the results of operations and the financial condition of Westport.

Directors are entitled to rely in good faith on: (i) financial statements of Westport which are represented to them by an officer of Westport or in a written report of the auditors of Westport as fairly reflecting the financial condition of Westport; and (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by them.

In order to fulfill their fiduciary duties to Westport and its shareholders, each director should: (i) prepare for and attend no less than 80% of the meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of Westport; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) review the minutes of the previous meeting of the Board to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (vi) be especially attentive to specific aspects of Westport's activities according to their own experience and occupation.

Conflicts of interest

A director who is a party to a material contract or proposed material contract with Westport, or who is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Westport, must disclose in writing to Westport, or request to have entered in the minutes of meetings of directors, the nature and intent of his or her interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after that director acquires an interest.  If the director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested.  If a person who has an interest in a contract later becomes a director of Westport, they must disclose their interest at the first meeting of the Board after they became a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)
An arrangement by way of security for money loaned to or obligations undertaken by that director, or by a body corporate in which that director has an interest, for the benefit of Westport or an affiliate;

(b)	A contract relating primarily to a director's remuneration as a director, officer, employee or agent of Westport or an affiliate;

(c)
A contract for indemnity or insurance with respect to a director or officer of Westport, a former director or officer of Westport or a person who acts or acted at Westport's request as a director or officer of a body corporate of which Westport is or was a shareholder or creditor; or

(d)	A contract with an affiliate of Westport, provided, however, that directors who serve on Boards of affiliated corporations are not prohibited from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of their privileged position on the Board must be reimbursed to Westport, except in the case of gains resulting from contracts with respect to which that director has complied with the obligation to disclose his or her interest and refrained from voting.

Corporate opportunity

Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, either secretly or without the approval of Westport, any property or business advantage either belonging to Westport or for which it has been negotiating.

Each director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by Westport, or where it was their position with Westport that led to the opportunity.

A director may not use his or her position as a director to make a profit even if it was not open to Westport to participate in the transaction.

Duty of independence

A director must act strictly in the best interests of Westport and its shareholders generally and not in the interest of any one shareholder or group of shareholders.  In determining whether a particular transaction or course of action is in the best interests of Westport, a director, if he or she is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed them.

Duty of Confidentiality

Directors of Westport have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

(a)	It was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	The director was required or authorized by law to disclose the information;

(c)	The director was authorized expressly or implicitly by the Board to make disclosure of the information; or

(d)	The information was previously disclosed publicly.

Duty not to misuse information or position

Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to Westport.  Directors are insiders of Westport and, as such, must not use any information to trade in securities or to assist others to trade in securities before the information is available to the public.

Insider Reporting

Directors are required to report to the appropriate regulatory authorities, and to Westport's Corporate Counsel, any changes in their direct or indirect beneficial ownership of or control or direction over securities of Westport within ten days of the change.

External communications

The Board is responsible for overseeing the establishment, maintenance and annual review of Westport's external communications policies, which facilitate effective communication with, and accurate, appropriate and timely disclosure to, its shareholders, analysts and the public generally.

Delegation of authority to officers and committees

The Board may delegate authority and functions to officers and to Committees of the Board.  The Board has the right to approve the appointment of Westport officers to perform such duties assigned to them by the Board and the Chief Executive Officer.

Committees of the Board currently include an Audit Committee, a Nominating and Corporate Governance Committee, a Human Resources and Compensation Committee and a Strategy Committee.  The Board has established charters for each such Committee, and these charters include the Committee's responsibilities, the composition and membership of the Committee, the number of meetings to be held by the Committee per year and other relevant matters.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a Committee of the Board or to an officer of Westport:

(a)	The submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	The filling of a vacancy among the directors or in the office of the auditor;

(c)	The issuance of securities, except in the manner and on the terms authorized by the directors;

(d)	The declaration of dividends;

(e)	The purchase, redemption or other acquisition of shares of Westport, except in the manner and on the terms authorized by the directors;

(f)
The payment of a commission to any person in consideration of: (i) his or her purchasing or agreeing to purchase shares of Westport from Westport or from any other person; or (ii) his or her procuring or agreeing to procure purchasers for shares of Westport;

(g)	The approval of a management proxy circular;

(h)	The approval of any Westport financial statements; or

(i)	The adoption, amendment or repealing of any by-laws of Westport.

Financial Statements

The Board has a duty to approve the annual financial statements of Westport and to submit the financial statements of Westport, and the external auditors' report thereon, for the preceding year to the shareholders at the Annual General Meeting of the shareholders of Westport.

A director is required to forthwith notify both the Audit Committee and Westport's auditors of any error or misstatement of which he or she became aware in the audited financial statements of Westport.  The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate regulatory authorities.

On demand from Westport's external auditors, each present and former director of Westport has a duty to furnish to Westport's auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of Westport or its subsidiaries that he or she is reasonably able to furnish and which Westport's external auditors consider necessary to enable them to report on the annual financial statements.

Shareholder meetings

The Board is required to call the Annual General Meeting of the shareholders and may, at any time, call a special meeting of shareholders.  The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.